THIS DEBENTURE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (TOGETHER WITH THE REGULATIONS PROMULGATED THEREUNDER, THE "SECURITIES ACT"), OR ANY STATE OR OTHER SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF WITHIN THE UNITED STATES (AS THAT TERM IS DEFINED IN REGULATION S PROMULGATED UNDER THE SECURITIES ACT) OR TO A U.S. PERSON (AS THAT TERM IS DEFINED IN REGULATION S) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. ANY PERSON ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING SUCH SECURITIES IN AN OFFSHORE TRANSACTION PURSUANT TO RULE 903 OR 904 OF REGULATION S.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS DEBENTURE MUST NOT TRADE THE DEBENTURE OR THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) MAY 23, 2008; OR (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

AMENDED AND RESTATED SECURED CONVERTIBLE DEBENTURE

No. N-3 — Dates of Original Issuance

US$2,000,000.00 — February 1, and May 23, 2008

Effective Date of Amendment, Restatement and Consolidation

March 31, 2010

FOR VALUE RECEIVED, Colorep, Inc., a California corporation (the "Company"), hereby promises to pay Carthew Bay Technologies Inc., an Ontario corporation (the "Lender"), the principal sum of Two Million U.S. Dollars (US$2,000,000), together with interest thereon pursuant to Section 2 of this Amended and Restated Debenture (the "Debenture") and any accrued and unpaid Obligations (as defined below). This Debenture amends, restates and governs the obligations existing pursuant to that certain debenture dated February 1, 2008 issued by the Company in favor of the Lender for US$1,000,000 (the "February 2008 Debenture"), that certain debenture dated May 23, 2008 issued by the Company in favor of the Lender for US$1,000,000 (the "May 2008 Debenture," and with the February 2008 Debenture, the "Original Debentures") and all accrued and unpaid interest on the Original Debentures, and any other unpaid fees, expenses or payment obligations accruing pursuant to the Original Debentures, the Note Purchase Agreement dated February 1, 2008 between the Company and Lender (as amended or supplemented from time to time prior to the date of this Debenture, the "Note Purchase Agreement") and the Agreement and Plan of Merger between the Company, the Lender and CBT

Acquisition Co., Inc., dated May 23, 2008 (as amended or supplemented from time to time prior to the date of this Debenture, the "Original Merger Agreement") through March 31, 2010 (such other fees, expenses and payment obligations collectively, the "Obligations"). As consideration for the amendment, restatement and consolidation of the Original Debentures and the Obligations, the Company shall pay Lender US$50,000 upon the execution of this Debenture and US$50,000 thirty (30) days after the execution of this Debenture (the US$100,000 payable in aggregate, the "Amendment Fee"). Upon consummation of the Conversion (as defined herein) the Amendment Fee shall be credited against the cash payment obligation set forth in Section 5.1(b)(ii)(A) of this Debenture. If the Conversion is not consummated and the Company exercises its Merger Option as set forth in the Amended Merger Agreement (as defined herein), then upon consummation of the Merger, the Amendment Fee shall be credited against the US$500,00 cash payment obligation set forth in the Amended Merger Agreement. In all other instances, the Amendment Fee shall not be credited against any amount accrued and owing under this Debenture.

Capitalized terms used but not defined herein shall have the same meaning as set forth in that certain Amended and Restated Agreement and Plan of Merger by and between the Company and Lender and CBT Acquisition Co., Inc. effective as of March 31, 2010 (the "Amended Merger Agreement").

1. **Principal and Term**. Unless the Conversion (as defined in Section 5 hereof) has occurred, in which case all principal and interest due and owing under this Debenture and any other Obligations shall be deemed satisfied and cancelled upon closing of the Conversion, and subject to the terms and conditions set forth herein, the principal, accrued interest and accrued Obligations due and owing under this Debenture shall be due and payable by the Company in one installment on March 31, 2012 (the "Maturity Date").

2. **Interest**. Interest on the unpaid principal balance of this Debenture shall accrue at a rate equal to: (i) for the period from the original date of issuance of the February 2008 Debenture as to the principal of US$1,000,000 and the original date of issuance of the May 2008 Debenture as to principal of US$1,000,000 through October 31, 2008, one percent (1.0%) per month, or part thereof; (ii) from October 31, 2008 through March 31, 2010, one and a half percent (1.5%) per month, or part thereof; and (iii) from April 1, 2010 through the earlier of the Maturity Date or closing of the Conversion, one percent (1.0%) per month, or part thereof.

3. **Payment**. If the Conversion has occurred, all principal and accrued interest due and owing under this Debenture and any other accrued and unpaid Obligations shall be deemed satisfied and cancelled. In all other instances, payments of principal, accrued and unpaid interest and the accrued and unpaid Obligations shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the holder hereof may from time to time designate in writing to the Company upon the Maturity Date; provided that if this Debenture remains outstanding as of March 31, 2011, the Company shall pay Lender US$50,000; and if this Debenture remains outstanding as of September 30, 2011, the Company shall pay Lender an additional US$50,000. Payment shall be credited first to accrued interest due and payable and any remainder applied to principal. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

4. **Security; Subordination.** Payments of amounts due and owing under this Debenture shall continue to be secured under that certain Security Agreement by and between the Company and Lender as amended from time to time prior to the date of this Debenture (the "Security Agreement"), the form of which is attached hereto as Exhibit A in its presently effective form. Reference is hereby made to the Security Agreement for a description of the nature and extent of the security for this Debenture and the rights with respect to such security of the holder of this Debenture. Upon satisfaction of this

Debenture upon repayment in full of principal and accrued and unpaid interest hereunder or closing of the Conversion, the Security Agreement will be terminated and Lender will be responsible for taking all reasonably necessary actions to release the Collateral (as defined therein). The Lender's rights under the Security Agreement shall continue to be subject to that certain Subordination and Intercreditor Agreement with the Company's senior lender dated December 5, 2008, and any amendments or supplements thereto (collectively, the "Subordination Agreement"). For greater clarity, the Lender confirms its prior covenant and agreement, as set forth in Section 5 and the defined terms of the Subordination Agreement, that it shall continue to subordinate its rights to payment and security hereunder to the interest of the Senior Agent (as defined in the Subordination Agreement) or any future secured lender to the Company, whether or not such financing replaces or supplements the Senior Indebtedness initially covered by the Subordination Agreement, *provided, however*, such new or additional Senior Indebtedness may include any or any combination of (i) a revolving credit facility tied to the Company's receivables and inventory, (ii) a secured term loan and/or (iii) a mortgage on the Company's real property.

5. **Conversion of the Debentures**. This Debenture and all amounts due hereunder (including all principal and interest and any accrued and unpaid obligations) shall be convertible into certain securities of the Company and adjusted payment obligations, in accordance with the following terms:

5.1 Mandatory Conversion; Conversion Consideration. Upon satisfaction of the conditions to the Conversion set forth in Section 5.2 of this Debenture, all amounts owed by the Company to Lender, including principal, accrued and unpaid interest and any accrued Obligations shall be automatically and mandatorily converted and thereby deemed satisfied in full and cancelled as of the closing date of the Conversion upon the issuance or commitment, as applicable, by the Company of the following in favor of CBT (the "Conversion"):

(a) *Conversion Securities*.

(i) *Series C Preferred Stock*. 714,005 shares of the Company's newly created Series C Preferred Stock, bearing the rights and preferences outlined in the proposed form of Certificate of Determination attached as Exhibit B (the "Series C Shares");

(ii) *Warrants*. Warrants to purchase 7,140,050 shares of the Company's Common Stock to be exercisable at $0.378 per share for a period of five years from issuance, in substantially the form attached as Exhibit C (the "Warrants"); and

(iii) *Common Stock*. 2,697,392 shares of the Company's Common Stock (the "Common Shares", and with the Series C Shares and the Warrants, the "Conversion Securities").

All securities issued in the Conversion shall be "restricted securities" pursuant to the rules and regulations promulgated under the Securities Act of 1933, as amended, and be subject to applicable transferability restrictions pursuant to the Company's organizational documents, the Third Amended and Restated Investor's Rights Agreement (as adopted concurrent with the Conversion in the form attached as Exhibit D; the "Investors' Rights Agreement"), the Third Amended and Restated Registration Rights Agreement (as adopted concurrent with the Conversion in the form attached as Exhibit E, the "Registration Rights Agreement"), and state and federal securities laws, and shall bear legends as noted in such organizational documents and Investors' Rights Agreement noting such restrictions.

The Lender shall be entitled to the benefit, or obligated by the detriment, as the case may be, of all adjustments to the number of Conversion Securities, as the case may be, issuable upon the Conversion as

a result of any splits, recapitalizations, combinations or other similar transaction or securities dividends affecting the Colorep Common Stock underlying the Conversion Securities that occur on or after the date of this Debenture and on or prior to the date of the Conversion.

(b) *Cash Consideration*.

(i) *Conversion Fee.* $500,000, payable in two portions, without interest (the "Conversion Fee") accruing (1) upon consummation of the Company's next Financing Event, an amount equal to 10% of the proceeds of the financing, calculated net of any placement or underwriting commissions or expenses or other financing fees, and (2) the balance due, if any, upon consummation of any subsequent Company Financing Event until paid in full. For the purposes of this Debenture, a "Financing Event" shall mean any issuance or sale or series of issuances or sales of securities (including debt) by the Company consummated after the closing of the Conversion in exchange for aggregate cash consideration of at least $1.5 million (before deducting any fees and expenses); except that none of the following shall constitute a Financing Event: (x) issuance of notes and warrants in conjunction with closing of the Company's pending bridge financing for up to $2.0 million, (y) equity securities issued upon exercise or conversion of options, warrants, notes or other convertible securities (A) outstanding as of the closing of the Conversion, or (B) with CBT's consent (including the securities to be issued in the Conversion) or (z) equity securities issued for consideration other than cash including (A) in any acquisition by the Company or its subsidiaries of another business entity so long as such acquisition was entered into for reasons other than financing reasons and does not result in any conversion, elimination or other change to any outstanding equity securities of the Company and (B) issuance of options or other equity securities to employees, directors or consultants of the Company pursuant to the Company's Omnibus 2009 Equity Incentive Plan or satisfaction of issuance of options or equity securities previously committed prior to the date of this Debenture.

(ii) *Operational Expenses; Penalty*.

(A) Accrual of $30,000 per month from the date of consummation of the Conversion through the date of effectiveness of a Form 10 filing by the Company registering its Common Stock pursuant to Section 12 of the Securities Exchange Act, as amended (the filing, a "Form 10 Filing", and the accrual, the "Monthly Accrual"), payable as follows, without interest accruing: (x) application of the paid Amendment Fee as an advance against subsequent accruals consistent with this provision, and (y) payable concurrent with consummation of each Company Financing Event subsequent to the closing of the Conversion, any accrued and unpaid balance of the accruals made consistent with this provision, until paid in full consistent with this provision; *provided, however,* in no event shall the aggregate amount due and payable under this Section 5.1(b)(ii)(A) be less than $150,000 or more than $184,931, plus any penalty incurred pursuant to this Section.

(B) Accrual equal to 5% of the Original Issuance Price (as defined in the Certificate of Determination) per annum per Series C Share issued in conjunction with the Conversion (the "Issuance Price Accrual"), calculated on a proportional basis, from the date of consummation of the Conversion through the earlier of (x) the date of the Company's receipt of notice of conversion of the Series C Shares or (y) the mandatory conversion of the Series C Shares in relation to the effectiveness of a Form 10 Filing (as applicable), and payable by the Company, in its sole discretion, concurrent with the recordation of the conversion of the Series C Shares in either cash or additional Series C Shares (to be immediately converted). The Conversion Fee, Monthly Accrual and Issuance Price Accrual together are referred to herein as the "Cash Consideration".

(C) If the Monthly Accrual and Issuance Price Accrual are not timely paid to the extent accrued when due and payable, the Company shall be subject to the issuance

of additional warrants to purchase shares of the Company's Common Stock to be exercisable at $0.378 per share for a number of shares of Common Stock equal to 1/30th of 1.52 warrants per dollar of the unpaid amounts due for each day that such balance goes unpaid after the specified due date, which shall be calculated and issued on the last business day of each month (the "Penalty Warrants"). Such Penalty Warrants shall be exercisable for a period of five years from issuance and shall be issued in the same form as the Warrants. In addition, the first time that the Company fails to timely pay any accrued and due Monthly Accrual and/or Issuance Price Accrual, the Company shall also owe CBT a $25,000 cash penalty.

5.2 Conditions to Conversion. The consummation of the Conversion contemplated by Section 5.1 of this Debenture shall be contingent upon the prior or concurrent satisfaction or waiver of the following conditions and covenants:

(a) *Initial Payment*. The Company shall have paid the Amendment Fee in full.

(b) *Execution of Definitive Documentation*. The Company, CBT, and CBT Acquisition Co. Inc., along with any preferred shareholders of the Company required, shall have executed all requisite definitive documents providing for the Conversion and the rights of the Conversion Securities, including this Debenture, the Amended Merger Agreement, the Investors' Rights Agreement, the Registration Rights Agreement and any other documentation reasonably required by the Company upon advice of its counsel.

(c) *Approval and Filing of Certificate of Determination*. Approval of and confirmed filing with the Secretary of State of California of the Certificate of Determination for the Series C Shares (the "Certificate of Determination").

(d) *Receipt of Requisite Approvals*. Approval of this Debenture, the Amended Merger Agreement, the Certificate of Determination, the Investor Rights Agreement and the Registration Rights Agreement, and any other documentation reasonably required by the Company upon advice of its counsel, by (i) the Company's Board of Directors, (ii) the Lender's Board of Directors, (iii) to the extent required, the shareholders of the Company, including waivers of rights of first refusal or anti-dilution adjustments, if any applicable, from the Company's shareholders and warrantholders, (iv) the shareholders of the Lender, and (v) written approval of the Company's senior secured lender.

(e) *Representations and Warranties True and Correct, Performance of Covenants.* The representations and warranties of the Company and Lender set forth in Sections 5.3 and 5.4 hereof and any performance obligations with respect to covenants set forth therein shall be true and correct in all material respects or performed in all material respects, respectively, as of the date of Conversion.

(f) *Meeting of Shareholders of Lender*.

(i) Lender shall have duly held a meeting of its shareholders for the purposes of approving the Conversion on or before May 6, 2010; and

(ii) Lender shall have provided the Company with the results of such shareholder meeting, including affirmation that the shareholders have duly approved the Conversion, if so approved, on or before 5:00 p.m. Pacific Time on May 7, 2010.

5.3 Representations and Warranties and Covenants of the Company. In connection with the execution of this Debenture and the Conversion provided for herein, the Company hereby represents and warrants to the Lender that:

(a) *Organization, Good Standing and Qualification*. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of California and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

(b) *Authorization*. All corporate action has been taken on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Debenture and the Amended Merger Agreement and any related documentation required thereby. Except as may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Debenture, the Security Agreement, and the Amended Merger Agreement, the valid and enforceable obligations they purport to be. The issuance of the Debenture, or its subsequent conversion into Conversion Securities, will not be subject to the preemptive rights of any stockholder of the Company. The Company has authorized sufficient shares of its capital stock to allow for conversion of the Debenture into the Conversion Securities, and the exercise of any rights thereunder as described in Section 5.1 hereof.

(c) *Compliance with Other Instruments*. Neither the authorization, execution and delivery of this Debenture, nor the issuance and delivery of the Debenture, will constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Company's current Articles of Incorporation or Bylaws, each as amended to date, or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

(d) *Valid Issuance of Securities*. The Conversion Securities to be issued, sold and delivered upon the Conversion will be duly and validly issued, fully paid and nonassessable and, based in part upon the representations and warranties of the Lender in this Debenture, will be issued in compliance with all applicable federal and state securities laws.

(e) *Usury Laws*. The Company represents that it has total assets of at least Two Million U.S. Dollars (US$2,000,000). Assuming that the representations and warranties of the Lender set forth in Section 5.4 of this Debenture are true, the Debenture is intended to be exempt from the usury laws of the State of California pursuant to Section 25118 of the California Corporations Code.

5.4 Representations and Warranties and Covenants of the Lender. In connection with the execution of this Debenture and the Conversion provided for herein, the Lender hereby represents and warrants to the Company that:

(a) *Authorization*. This Debenture constitutes Lender's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Lender represents that it has full power and authority to enter into this Debenture and to perform all other obligations arising herefrom.

(b) *Purchase Entirely for Own Account*. Lender acknowledges that this Debenture is made with Lender in reliance upon its representation to the Company that the Debenture, and any Conversion Securities issuable upon the Conversion, will be acquired for investment for Lender's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Debenture, Lender further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Conversion Securities.

(c) *Disclosure of Information*. Lender acknowledges that it has received all the information it considers necessary or appropriate for deciding whether to acquire the Original Debentures and whether to execute this Debenture. Lender further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Debenture.

(d) *Investment Experience*. Lender is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Conversion Securities. Lender also represents it has not been organized solely for the purpose of acquiring the Conversion Securities.

(e) *Restricted Securities*. Lender understands that the Debenture is and any Conversion Securities issued upon the Conversion will be characterized as "restricted securities" under the federal securities laws inasmuch as it is being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act only in certain limited circumstances. Lender represents that it is familiar with SEC Rule 144 and related rules and regulations under the Securities Act of 1933, as amended (the "Securities Act"), as presently in effect, and understands the resale limitations imposed thereby and by the Act. Lender represents that it understands that it will not be able to tack the holding period for any Conversion Securities to the date(s) of issuance of the Original Debentures.

(f) *Not a U.S. Person*. Lender is not a "U.S. Person" within the meaning of Rule 901 of Regulation S of the Securities and Exchange Commission (the "SEC"), as presently in effect.

(g) *Further Offshore Representations and Warranties; Rule 903 of Regulation S*. Without in any way limiting the representations and warranties set forth above, Lender further represents and warrants to the Company that:

(i) Lender is not acquiring the Conversion Securities as a result of, and Lender covenants that it will not engage in any "directed selling efforts" (as defined in Regulation S under the Securities Act) in the United States in respect of the Conversion Securities which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Conversion Securities;

(ii) Lender is not acquiring the Conversion Securities for the account or benefit of, directly or indirectly, any U.S. Person;

(iii) Lender is a resident of the jurisdiction in which it resides;

(iv) the offer and the sale of the Conversion Securities to Lender as contemplated in this Debenture complies with or is exempt from the applicable securities legislation of the jurisdiction in which the Lender resides;

(v) Lender is outside the United States when receiving and executing this Debenture, the Amended Merger Agreement and all related documentation and that the Lender will be outside the United States when acquiring the Conversion Securities; and

(vi) Lender covenants with Company that (A) offers and sales of any of the Conversion Securities prior to the expiration of a period of one year (as such period may be amended from time to time under Regulation S of the Securities Act) after the date of original issuance of the Conversion Securities (the one year period hereinafter referred to as the "Distribution Compliance Period") shall only be made in compliance with the safe harbor provisions set forth in Regulation S, pursuant to the registration provisions of the Securities Act or an exemption therefrom, and that all offers and sales after the Distribution Compliance Period shall be made only in compliance with the registration provisions of the Securities Act or an exemption therefrom and in each case only in accordance with applicable state securities laws; and (B) the Lender will not engage in hedging transactions with respect to the Securities until after the expiration of the Distribution Compliance Period.

(h) *Information Provided by Lender*. All information which Lender has provided to the Company concerning itself, its financial position and its knowledge of financial and business matters is truthful, accurate, correct, and complete as of the date set forth herein.

(i) *No Prospectus in Canada; Canadian Restricted Securities*. Lender acknowledges that the Company is relying on an exemption from the requirement to provide Lender with a prospectus under Canadian securities legislation and, as a consequence of acquiring the Conversion Securities pursuant to such exemption upon Conversion, certain protections, rights and remedies provided by the Canadian securities legislation, including statutory rights of rescission or damages, will not be available to Lender. Lender further acknowledges that in Canada, the Conversion Securities will be subject to statutory resale restrictions under Canadian securities legislation applicable in the province in which Lender resides and Lender covenants that it will not resell the Securities, except in compliance with such laws and further acknowledges that it is solely responsible for such compliance.

(j) *Effect of Conversion on Obligations*. Lender acknowledges that upon the Conversion the Company shall have no further Obligations (including all payment obligations for fees, expenses, accruals or otherwise under the terms of the Note Purchase Agreement or Original Merger Agreement or Original Debentures), and that its only ongoing payment obligations will exist as to the remainder of Cash Consideration pursuant to Section 5.1(b) hereof.

(k) *Waivers of Prior Defaults*. As of the date of this Debenture, the Lender affirmatively waives any and all defaults and Events of Default, and any rights arising therefrom, pursuant to the Note Purchase Agreement and/or Original Debentures.

(l) *No Distribution*. Lender agrees and acknowledges that it shall not in any event distribute, dividend or otherwise distribute any Conversion Securities to any of its shareholders without the prior written consent of the Company, which consent may be withheld in the Company's sole discretion.

(m) *Collection of Personal Information*. The Lender, on its own behalf, acknowledges, consents and authorizes the Company to collect the Lender's personal information for the purpose of completing the Lender's subscription. The Lender, on its own behalf, acknowledges and

consents to the Company retaining the personal information for as long as permitted or required by applicable law or business practices. The Lender further acknowledges, consents and authorizes the Company to deliver to the Ontario Securities Commission personal information (such as full name, residential address and telephone number) pertaining to the Lender if the Lender is resident in Ontario or otherwise subject to the securities legislation of Ontario and further acknowledges and consents to the fact that the Company may be required by applicable Securities Laws, stock exchange rules and Investment Dealers Association of Canada rules to provide regulatory authorities any personal information provided by the Lender respecting itself. The Lender, on its own behalf, acknowledges that this information is being collected indirectly by the Ontario Securities Commission (as applicable), and may be collected, used and disclosed by other Securities Regulators (as applicable), under the authority granted to it in applicable Securities Laws. If resident in Ontario or otherwise subject to the securities legislation of Ontario, the Lender on its own behalf acknowledges that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario and further acknowledges that the public official in Ontario who can answer questions about the Ontario Securities Commission's indirect collection of such information is the Administrative Assistant to the Director of Corporate Finance, Suite 1903, Box 55, 20 Queen Sweet West, Toronto, Ontario, M5H 3S8, who may be contacted at (416) 593-8086. Without limiting the foregoing, the Lender acknowledges and expressly consents to the collection, use and disclosure of Personal Information (as defined herein) by the Company for the purposes identified by the Company from time to time. For the purposes of this section, "Personal Information" means any information about the Lender set out in this Debenture.

5.5 Finder's Fee. Except as previously disclosed in Schedule I to the Original Debentures, each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this Debenture or the Conversion. Lender agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which Lender or any of its officers, partners, employees or representatives is responsible. The Company agrees to indemnify and hold harmless Lender from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

5.6 Legends. It is understood that any certificates or other documents evidencing the Conversion Securities held by Lender may bear legends substantially similar to the following, and additional legends relating to the Investors' Rights Agreement, the Registration Rights Agreement and the restrictions on transfer in the Company's organizational documents:

> "THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (TOGETHER WITH THE REGULATIONS PROMULGATED THEREUNDER, THE "SECURITIES ACT"), OR ANY STATE OR OTHER SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF WITHIN THE UNITED STATES (AS THAT TERM IS DEFINED IN REGULATION S PROMULGATED UNDER THE SECURITIES ACT) OR TO A U.S. PERSON (AS THAT TERM IS DEFINED IN REGULATION S) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. ANY PERSON ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTS THAT IT IS NOT A U.S. PERSON

AND IS ACQUIRING SUCH SECURITIES IN AN OFFSHORE TRANSACTION PURSUANT TO RULE 903 OR 904 OF REGULATION S."

"UNLESS PERMITTED UNDER APPLICABLE CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE THE DATE THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER THE LATER OF (i) THE DATE SUCH SECURITIES ARE ISSUED, AND (ii) THE DATE THAT THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA."

5.7 State Commissioners of Corporations.THE SALE OF THE SECURITIES ISSUABLE UPON CONVERSION OF THIS DEBENTURE HAVE NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS DEBENTURE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

5.8 Confirmation and Closing of Conversion. Upon receipt of the results of the meeting of the shareholders of Lender affirming that the shareholders have approved the Conversion as set forth in Section 5.2(f) (the "Conversion Notice"), the Company and Lender shall take all reasonable steps necessary to satisfy all other closing conditions set forth in Section 5.2 and consummate the Conversion within three (3) business days after receipt of such Conversion Notice, including the filing and acceptance of the Certificate of Determination. The consummation of the Conversion shall be complete upon the issuance of the Conversion Securities; at such time the Company's obligations to make payment of the accrued Cash Consideration shall continue as a contractual obligation arising from the Conversion. As promptly as practicable after the closing of the Conversion, the Company at its expense shall issue and deliver to the holder of this Debenture, upon surrender of the Debenture, certificates or other effective instruments documenting the issuance of the Conversion Securities.

6. **Effect of Amendment and Restatement on Note Purchase Agreement**. Upon execution of this Debenture, the Note Purchase Agreement shall be of no further effect and no further Obligations shall accrue thereunder; any accrued and unsatisfied Obligations arising thereunder accrued on or prior to March 31, 2010 shall be deemed satisfied upon Conversion or repayment of this Debenture as set forth herein.

7. **Indemnification for Shareholder Action**. Lender agrees to indemnify and hold harmless the Company and its directors, officers, affiliates and agents (collectively, the "Colorep Indemnified Parties") against any losses, claims, damages or liabilities to which the Colorep Indemnified Parties may become subject, under U.S. or Canadian law or otherwise (including settlement of any litigation), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon the amendment and restatement of the Original Debentures and any interim amendments thereto, the execution and/or performance of obligations consistent with the terms of the Original Debentures and any interim amendments thereto, and/or the execution and/or performance of obligations consistent with the terms of this Debenture, each in the absence of solicitation or receipt of prior approval or consent to such actions by the Lender from the Lender's shareholders.

8. **Amendments and Waivers; Resolutions of Dispute**. The amendment or waiver of any term of this Debenture, the resolution of any controversy or claim arising out of or relating to this Debenture

9. **Notices**. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or mailed by registered or certified mail (postage prepaid and return receipt requested) to the party to whom the same is so delivered, sent or mailed at the following addresses:

If to Colorep:

Colorep, Inc.
9119 Milliken Avenue
Rancho Cucamonga, CA 91730
Attn: Larry Levy
Telephone: (909) 484-2855
Facsimile: (909) 484-6966

With a copy to (which shall not constitute notice):

K&L Gates LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Attn: Shoshannah D. Katz, Esq.
Telephone: (310) 552-5000
Facsimile: (310) 552-5008

If to CBT or Merger Sub:

Carthew Bay Technologies Inc.
Brookfield Place
181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7
Telephone: (416) 307-4015
Facsimile: (416) 365-1719

With a copy to (which shall not constitute notice):

Lang Michener LLP
Brookfield Place
181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7
Attn: Howard Drabinsky, Esq.
Telephone: (416) 307-4033
Facsimile: (416) 365-1719

10. **Successors and Assigns**. This Debenture applies to, inures to the benefit of, and binds the successors and assigns of the parties hereto. This Debenture is not transferable without the prior written consent of the Company and by surrender of this Debenture to the Company and reissuance of a new debenture to the transferee. The Lender and any subsequent holder of this Debenture receives this

Debenture subject to the foregoing terms and conditions, and agrees to comply with the foregoing terms and conditions for the benefit of the Company.

11. **Officers and Directors Not Liable**. In no event shall any officer or director of the Company be liable for any amounts due and payable pursuant to this Debenture except to the extent that such officer or director's act or failure to act constitutes fraud, misrepresentation or a knowing violation of law.

12. **Expenses**. Subject only to any limitation imposed by applicable law, all expenses, including reasonable attorneys' fees and legal expenses, incurred by the Lender under the Original Debentures in endeavoring to collect any amounts payable thereunder which were not paid when due, whether by declaration or otherwise (the "Prior Costs") shall be deemed included in the Obligations. Other than satisfaction of the Prior Costs upon the Conversion, each of the Company and the Lender shall bear its own costs and expenses, including attorneys' fees, in relation to the negotiation, execution, delivery, performance and enforcement of this Debenture.

13. **No Waiver.** The Company agrees that any delay on the part of the holder in exercising any rights hereunder will not operate as a waiver of such rights. The holder of this Debenture shall not by any act, delay, omission or otherwise be deemed to have waived any of its rights or remedies, and no waiver of any kind shall be valid unless in writing and signed by the party or parties waiving such rights or remedies.

14. **Governing Law**. This Debenture shall be governed by and construed under the laws of the State of California as applied to other instruments made by California residents to be performed entirely within the State of California.

15. **Counterparts and Facsimile Signatures**. This Debenture may be executed in two (2) or more counterparts, which together shall constitute a single agreement. This Debenture and any documents relating to it may be executed and transmitted to any other party by facsimile, which facsimile shall be deemed to be, and utilized in all respects as, an original, wet-inked document.

16. **Amendment**. This Debenture may be amended, modified or supplemented only by an instrument in writing executed by all parties hereto.

17. **Parties in Interest: No Third Party Beneficiaries**. Except as otherwise provided herein, the terms and conditions of this Debenture shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto. This Debenture shall not be deemed to confer upon any person not a party hereto any rights or remedies hereunder.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Secured Convertible Debenture as of the date first written above.

COLOREP, INC.

By: /s/ Larry Levy
Name: Larry Levy
Title: Chief Executive Officer

Acknowledged and Agreed:

CARTHEW BAY TECHNOLOGIES, INC.

By: /s/ Brian D. Clewes
Name: Brian D. Clewes
Title: Chief Financial Officer

PROPOSED FORM

Exhibit A

Security Agreement Dated November 21, 2008

SECURITY AGREEMENT

THIS SECURITY AGREEMENT is dated as of November 21, 2008 (the "Agreement") by and between Colorep, Inc., a California corporation (the "Borrower" or the "Company"), with its primary place of business at 9119 Milliken Avenue, Rancho Cucamonga, CA 91730, and Carthew Bay Technologies Inc., an Ontario corporation (the "Secured Party"), who is also party to a Note Purchase Agreement, dated as of February 1, 2008 (as amended from time to time, the "Note Purchase Agreement"), and related agreements, with the Company.

The Borrower and the Secured Party hereby agree as follows:

1. Certain Definitions.

(a) "Agent" has the meaning set forth in Section 11.

(b) "Collateral" shall mean the property described on Exhibit A hereto.

(c) "Credit Agreement" shall mean that certain Revolving Credit, Term Loan A, Term Loan B and Security Agreement, dated as of April 18, 2008, by and among the Company, PNC and the other parties thereto.

(d) "Financing Statements" means UCC-1 financing statements, security agreements, chattel mortgages, assignments, copyright security agreements or collateral assignments, patent or trademark security agreements or collateral assignments, fixture filings and other agreements or instruments executed, delivered, filed or recorded for the purpose of granting or perfecting any Lien.

(e) "Junior Lender" means any lender that provides the Borrower with additional credit facilities while the Credit Agreement or a credit facility with another Senior Lender (as defined below) is in place, subject to the limitations set forth in Section 2(a).

(f) "Lien" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, security interest, charge, claim or other encumbrance of any kind (including any conditional sale or other title retention agreement, or any lease in the nature thereof).

(g) "Permitted Liens" means: (i) Liens imposed by law, such as carriers', warehousemen's, materialmen's and mechanics' liens, or Liens arising out of judgments or awards against the Borrower with respect to which the Borrower at the time shall currently be prosecuting an appeal or proceedings for review; (ii) Liens for taxes not yet subject to penalties for nonpayment and Liens for taxes the payment of which is being contested in good faith and by appropriate proceedings and for which, to the extent required by generally accepted accounting principles then in effect, proper and adequate book reserves relating thereto are established by the Borrower; (iii) Liens (A) upon or in any equipment acquired or held by the Borrower to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and

improvements thereon, and the proceeds of such equipment and other equipment financed by the holder of such Lien; (iv) Liens consisting of leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Borrower's business not interfering in any material respect with the business of the Borrower and any interest or title of a lessor or licensor under any lease or license, as applicable; (v) Liens incurred or deposits made in the ordinary course of Debtor's business in connection with worker's compensation, unemployment insurance, social security and other like laws; (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (vii) Liens of landlords and of holders of deposit accounts (including rights of setoff), in each case incurred in the ordinary course of business; (viii) Liens in the nature of easements, rights-of-way, restrictions, encroachments and other irregularities or defects in title, in each case which do not interfere in any material respect with the ordinary conduct of the business of the Borrower or materially detract from the value of the Collateral; (ix) Liens in favor of the Secured Party; (x) Liens in favor of PNC Bank, National Association ("PNC") in connection with the Credit Agreement, and any senior lender issuing a credit facility to the Borrower to replace PNC ("Senior Lender") subject to the limitations set forth in Section 2(a); and (xi) Liens in favor of any Junior Lender, subject to the limitations set forth in Section 2(a).

(h) "UCC" means the Uniform Commercial Code of the State of California, as amended from time to time.

2. Security Agreement.

(a) Grant. The Borrower, for valuable consideration, the receipt of which is acknowledged, hereby grants to the Secured Party a security interest in and Lien on all of the Collateral now owned or at any time hereafter acquired by the Borrower or in which the Borrower now has or at any time in the future may acquire any right, title or interest. The Secured Party understands and acknowledges that the security interest created under this Agreement is subordinate to the security interest granted by the Borrower to PNC pursuant to the Credit Agreement that secures the following obligations of the Borrower: (i) Term Loan A, in an amount of up to $536,264; (ii) Term Loan B, in an amount up to $3,480,750; and (iii) the Revolving Credit Facility in an amount up to $5,500,000. In addition, subject to inter-creditor agreements to be mutually agreed upon among Secured Party, any Senior Lender, any Junior Lender and the Borrower, the security interest granted to the Secured Party will be subordinate to any current or future security interest granted by the Borrower to any Senior Lender and Junior Lender, in consideration of entering into one or more credit facilities with the Borrower in the maximum aggregate amounts of (i) Ten Million Dollars ($10,000,000) for all term loans, and (ii) Ten Million Dollars ($10,000,000) for all revolving credit facilities.

(b) Effective Date of Grant. Notwithstanding anything in this Agreement to the contrary, for purposes of clarification, the security interest granted hereby shall not be effective until the earlier of (i) November 28, 2008, or (ii) the date on which PNC has given the Company written notice of its intent to take action to foreclose on the security interest granted to PNC pursuant to the Credit Agreement, following a default by the Company of any material financial covenants in the Credit Agreement. For purposes of this Agreement, such date shall be the "Effective Date".

(c) Continuing Security Interest. The Borrower agrees that from and after the Effective Date, this Agreement shall create a continuing security interest in the Collateral which shall remain in effect until the earlier of payment and performance in full of all of the Obligations, or termination of the security interest by mutual agreement of the parties.

3. Obligations Secured. The security interest granted hereby secures, up to a maximum amount of $2,000,000, the repayment of all funds now or hereafter released by the Secured Party to the Borrower at the times and in the amounts described on Exhibit "B" attached hereto (as the same may be amended from time to time), from that certain escrow account (the "Escrow Account") described in the Escrow Agreement, dated as of April 18, 2008, by and among the Secured Party, the Company, and PNC (all amounts so released are collectively referred to as the "Obligations"). The Escrow Account secures the repayment to the Secured Party by the Company of the principal and accrued interest under the Secured Convertible Debentures (each a "Debenture" and collectively, the "Debentures") of the Borrower issued to the Secured Party pursuant to the Note Purchase Agreement and all other obligations of the Borrower to the Secured Party under the Debentures, the Note Purchase Agreement and this Agreement.

4. Borrower's Representations, Warranties and Covenants. The Borrower hereby represents, warrants and covenants to the Secured Party that:

(a) The Borrower's principal place of business is the address set forth above and the Borrower keeps its records concerning accounts, contract rights and other property, including all of the Collateral, at that location. The Borrower will promptly notify the Secured Party in writing of the establishment of any new place of business where any of the Collateral is kept. The Borrower is a corporation organized under the laws of the State of California. The Borrower will notify the Secured Party prior to changing either its form or jurisdiction of organization.

(b) The Borrower will at all times keep in a manner reasonably satisfactory to the Secured Party accurate and complete records of the Collateral and will keep such Collateral insured to the extent similarly situated companies insure their assets. The Secured Party shall be entitled, at reasonable times and intervals after reasonable notice to the Borrower, to enter the Borrower's premises for purposes of inspecting the Collateral and the Borrower's books and records relating thereto.

(c) Except for Permitted Liens, the Collateral is owned by the Borrower free and clear from any Liens.

(d) The Borrower will not, without the consent of the Secured Party, create or permit to be created or suffer to exist any Lien, except Permitted Liens, of any kind on any of the Collateral.

(e) The Borrower shall not use the Collateral in any manner that is or would result in any material violation of any applicable statute, ordinance, law or regulation or in material violation of any insurance policy maintained by the Borrower with respect to the Collateral.

(f) Other Financing Statements. All Financing Statements affecting any of the Collateral or naming the Borrower as debtor existing on the date hereof are listed on Schedule 1 hereto. Other than the foregoing Financing Statements in connection with any Permitted Lien and Financing Statements in favor of the Secured Party, no effective Financing Statement naming the Borrower as debtor, assignor, grantor, mortgagor, pledgor or the like and covering all or any part of the Collateral is on file in any filing or recording office in any jurisdiction.

(g) Notices, Reports and Information. The Borrower will (i) notify the Secured Party of any material claim made or asserted against the Collateral by any person or entity and of any change in the composition of the Collateral or other event which could reasonably be expected to materially adversely affect the value of the Collateral or Secured Party's Lien thereon; (ii) furnish to the Secured Party such statements and schedules further identifying and describing the Collateral and such other reports and other information in connection with the Collateral as Secured Party may reasonably request, all in reasonable detail; and (iii) upon request of Secured Party make such demands and requests for information and reports as the Borrower is entitled to make in respect of the Collateral.

(h) Disposition of Collateral. The Borrower will not surrender or lose possession of (other than to PNC, any Senior Lender or the Secured Party), sell, lease, rent, or otherwise dispose of or transfer any of the Collateral, outside of the ordinary course of business, or any right or interest therein, except to the extent permitted by this Agreement.

(i) Separate Obligations and Liens. The Borrower acknowledges and agrees that (i) the Obligations represent separate and distinct indebtedness, obligations and liabilities of the Borrower to the Secured Party, which the Borrower is separately obligated to Secured Party to pay and perform, in each case regardless of whether or not any indebtedness, obligation or liability to Secured Party or any other person or entity, or any agreement, instrument or guaranty that evidences any such other indebtedness, liability or obligation, or any provision thereof, shall for any reason be or become void, voidable, unenforceable or discharged, whether by payment, performance, avoidance or otherwise; and (ii) the Lien that secures each of the Secured Party's Obligations (A) is separate and distinct from any and all other Liens on the Collateral, (B) is enforceable without regard to whether or not any other Lien shall be or become void, voidable or unenforceable or the indebtedness, obligations or liabilities secured by any such other Lien shall be discharged, whether by payment, performance, avoidance or otherwise, and (C) shall not merge with or be impaired by any other Lien.

(j) Payment of Obligations. The Borrower will pay promptly when due all taxes, assessments and governmental charges or levies imposed upon the Collateral or with respect to any of its income or profits derived from the Collateral, as well as all claims of any kind (including, without limitation, claims for labor, materials and supplies) against or with respect to the Collateral, except that no such charge need be paid if (i) the validity of such charge is being contested in good faith by appropriate proceedings, (ii) such proceedings do not involve any material danger of the sale, forfeiture or loss of any of the Collateral or any interest in the Collateral and (iii) such charge is adequately reserved against on the Borrower's books in accordance with generally accepted accounting principles.

(k) Limitation on Liens on Collateral. The Borrower will not create, incur or permit to exist, will defend the Collateral against, and will take such other action as is necessary to remove, any Lien (other than Permitted Liens) or other claim on or to the Collateral, and will defend the right, title and interest of the Secured Party in and to any of the Collateral against the claims and demands of all other persons and entities.

(l) Trade Secrets. The Borrower has taken and will continue to take all reasonable steps to protect the secrecy of and preserve its rights and interests in and to all of its trade secrets and other proprietary rights and interests.

(m) No Infringement. To the best of the Borrower's knowledge, no material infringement or unauthorized use presently is being made of any of the Collateral, including without limitation any of the intellectual property Collateral, by any person or entity, and the Borrower's use of the Collateral does not and will not infringe upon the rights or interests of any other person or entity.

(n) Further Identification of Collateral. The Borrower will furnish to the Secured Party from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as Secured Party may reasonably request, all in reasonable detail.

5. Financing Statements. The Borrower shall at the Borrower's cost prepare a Financing Statement with respect to the Collateral naming the Secured Party as the secured party, which the Secured party shall hold in escrow and shall not record until the Effective Date, at which point the Secured Party may take all actions necessary to record the Financing Statement with the Secretary of State of the State of California. Thereafter, the Borrower at its cost shall upon request cause to be filed and recorded any other Financing Statements, including any statements of continuation or assignment of any Financing Statements in respect of any Lien created pursuant to this Agreement, which may at any time be required or which, in the opinion of the Secured Party, may at any time be desirable. The Borrower will promptly provide to the Secured Party and Agent copies of Financing Statements filed and recorded in connection with this Agreement. To the fullest extent permitted by applicable law, the Borrower authorizes the Agent, Secured Party, and any other agent acting on behalf of Secured Party, to file any Financing Statements describing the Collateral without the signature of the Borrower.

6. Borrower's Rights Until Event of Default. So long as an Event of Default does not exist, the Borrower shall have the right to use, possess, license and sublicense the Collateral, (in each instance subject to the Lien in favor of the Secured Party), manage its property, sell its inventory and sell or dispose of any equipment that has become worn out or obsolete in the Borrower's business, in each instance in the ordinary course of business.

7. Event of Default. The following events shall be considered an "Event of Default" under this Agreement:

(a) failure to observe or perform any of its agreements, warranties, representations or covenants in this Agreement, which failure is not cured within thirty (30) days

after the earlier of (i) receipt of written notice thereof by the Secured Party to the Borrower or (ii) the date on which the Borrower had knowledge of such failure; or

(b) the occurrence of any Event of Default, as defined in the Note Purchase Agreement.

8. Rights and Remedies on Event of Default.

(a) During the continuance of an Event of Default, Secured Party shall have the right, itself or through any of its agents, with or without notice to the Borrower (as provided below), as to any or all of the Collateral, by any available judicial procedure, or without judicial process (provided, however, that it is in compliance with the UCC), to exercise any and all rights afforded to a secured party under the UCC or other applicable law. Without limiting the generality of the foregoing, Secured Party shall have the right to sell or otherwise dispose of all or any part of the Collateral, either at public or private sale, in lots or in bulk, with or without warranties or representations, and upon such terms and conditions, all as the Secured Party may deem advisable, and the Secured Party shall have the right to purchase at any such sale to the extent permitted by applicable law. The Borrower agrees that a notice sent during the continuance of an Event of Default and at least ten (10) days before the time of any intended public sale or of the time after which any private sale or other disposition of the Collateral is to be made shall be reasonable notice of such sale or other disposition. The proceeds of any such sale, or other Collateral disposition shall be applied, first to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like, and to Secured Party's reasonable attorneys' fees and legal expenses in connection therewith, and then to the Obligations and to the payment of any other amounts required by applicable law, after which Secured Party shall account to the Borrower for any surplus proceeds. If, upon the sale or other disposition of the Collateral made in compliance with the requirements of the UCC and other applicable law, the proceeds thereof are insufficient to pay all amounts to which Secured Party is legally entitled, the Borrower shall be liable for the deficiency.

(b) The Borrower appoints Secured Party, and any officer, employee or agent of Secured Party, with full power of substitution, as the Borrower's true and lawful attorney-in-fact, effective as of the date hereof, with power in its own name or in the name of the Borrower, during the continuance of an Event of Default, (i) to endorse any notes, checks, drafts, money orders, or other instruments of payment in respect of the Collateral that may come into Secured Party's possession; (ii) to sign and endorse any drafts against the Borrower, assignments, verifications and notices in connection with accounts, and other documents relating to Collateral; (iii) to pay or discharge taxes or Liens at any time levied or placed on or threatened against the Collateral; (iv) to demand, collect and issue receipt for, monies due in respect of the Collateral; (v) to notify persons and entities obligated with respect to the Collateral to make payments directly to Secured Party; and (vi) generally, to do, at Secured Party's option and at the Borrower's expense, at any time, or from time to time, all acts and things which Secured Party deems necessary to protect, preserve and realize upon the Collateral and Secured Party's security interest therein to effect the intent of this Agreement, all as fully and effectually as the Borrower might or could do. This power of attorney shall be irrevocable as long as any of the Obligations are outstanding.

(c) All of Secured Party's rights and remedies with respect to the Collateral, whether established hereby or by any other agreements, instruments or documents or by law shall be cumulative and may be exercised singly or concurrently.

9. Covenant to Subordinate. Secured Party hereby acknowledges and agrees that it shall, if and when requested by the Company, subordinate its security interest granted by the Company hereunder to any Senior Lender and any Junior Lender, subject to the limitations set forth in Section 2(a) above. Secured Party further agrees that it shall execute any and all documents required to effect such subordination, all as reasonably requested by the Company and/or such Senior Lender and/or Junior Lender.

10. Secured Party's Rights; Borrower Waivers. Secured Party's acceptance of partial or delinquent payment from the Borrower of the Obligations, or Secured Party's failure to exercise any right hereunder, shall not constitute a waiver of any obligation of the Borrower hereunder, or any right of Secured Party hereunder, and shall not affect in any way the right to require full performance at any time thereafter. The Borrower waives, to the fullest extent permitted by law, any right to require Secured Party to make or give any presentments, demands for performance, notices of nonperformance, protests, notices of protests or notices of dishonor in connection with any of the Collateral.

11. Collateral Agent. At any time or times, in order to comply with any legal requirement in any jurisdiction or in order to effectuate any provision of this Agreement as determined in the discretion of the Secured Party, the Secured Party may, without the consent of or notice to the Borrower, appoint any bank or trust company or any other person or entity to act as collateral agent (the "Agent") on behalf of the Secured Party with such power and authority as may be necessary for the effectual operation of the provisions hereof and specified in the instrument of appointment. The Borrower acknowledges that the rights and responsibilities of the collateral Agent under this Agreement or arising out of this Agreement shall, as between the collateral Agent and the Secured Party, be governed by the matters as among the Secured Party and the collateral Agent to which the Borrower shall not be a third party or other beneficiary.

12. Miscellaneous.

(a) Amendment and Waiver. Neither this Agreement nor any part hereof may be changed, waived or amended except by an instrument in writing signed by the Secured Party and by the Borrower; and waiver on one occasion shall not operate as a waiver on any other occasion.

(b) Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or five days (5) days (excluding Sundays and holidays) after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to such party at the address set forth below, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

(c) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of, the successors and assigns of the parties hereto, including, without limitation, all future holders of the Debentures.

(d) Governing Law. The laws of the State of California shall govern the construction of this Agreement, without giving effect to the principles of conflicts of laws thereof.

(e) Counterparts. This Agreement, and any of the other agreements, documents and instruments contemplated hereby, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed signature page to this Agreement, and any of the other agreements, documents and instruments contemplated hereby, by facsimile transmission shall be as effective as delivery of a manually signed counterpart hereof or thereof.

(f) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(g) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

(h) Venue. The Borrower and Secured Party agree that all actions or proceedings arising in connection with this Agreement shall be tried and litigated only in the state and federal courts located in the County of Los Angeles, State of California.

(i) Waiver of Jury Trial. TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, CAUSE OF ACTION, OR PROCEEDING ARISING UNDER OR WITH RESPECT TO THIS AGREEMENT, OR IN ANY WAY CONNECTED WITH, OR RELATED TO, OR INCIDENTAL TO, THE DEALING OF THE PARTIES HERETO WITH RESPECT TO THIS AGREEMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND IRRESPECTIVE OF WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE. TO THE EXTENT EACH MAY LEGALLY DO SO, EACH PARTY HERETO HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION, OR PROCEEDING SHALL BE DECIDED BY A COURT TRIAL WITHOUT A JURY AND THAT EITHER PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF ANY OTHER PARTY HERETO TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

(j) Indemnification. The Borrower agrees to defend, indemnify and hold harmless the Secured Party (including the Agent) against any and all liabilities, costs and expenses (including, without limitation, legal fees and expenses), other than those arising solely from the gross negligence or willful misconduct of the Secured Party: (i) with respect to, or resulting from, any delay in paying, any and all excise, sales or other taxes which may be payable or determined to be payable with respect to any of the Collateral, (ii) with respect to, or

resulting from, any delay in complying with any law, rule, regulation or order of any governmental authority applicable to any of the Collateral and (iii) in connection with or arising as a consequence of holding any interest in any of the Collateral or any of transactions contemplated by this Agreement.

(k) Further Assurances. The Borrower covenants and agrees to do, make, execute and deliver such further and other assignments, transfers, deeds, agreements and other documents as may be required by the Secured Party to establish in favor of the Secured Party the security interest intended to be created hereby and to accomplish the intention of this Agreement.

(l) Definitions. Except as set forth in Section 1(a) or as otherwise defined herein, capitalized terms shall have the meaning set forth in the Note Purchase Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.

BORROWER:

Colorep, Inc.

By: Larry Levy

Larry Levy
Chief Executive Officer

Address: 9119 Milliken Avenue
Rancho Cucamonga, CA 91730

SECURED PARTY:

Carthew Bay Technologies Inc.

By: Michael Liik
Its: CEO

Address: Brookfield Place, 181 Bay Street
Suite 2500
Toronto, Ontario, Canada M5J 2T7

Signature Page to Security Agreement

EXHIBIT A

DESCRIPTION OF COLLATERAL

All of the following assets and properties of the Borrower (herein referred to as the "Borrower" or "Debtor") whether presently existing or hereafter created, written, produced or acquired, including, without limitation, the following:

(i) all accounts receivable, accounts, chattel paper, contract rights (excluding royalty agreements, license agreements and distribution agreements), documents, instruments, money, deposit accounts and solely those general intangibles including payment intangibles, returns, repossessions, books and records relating thereto, and equipment containing said books and records, all financial assets, all investment property, including securities and securities entitlements;

(ii) all goods, including, without limitation, equipment and inventory (including, without limitation, all export inventory), but excluding all computer programs embedded in goods and any supporting information;

(iv) all guarantees and other security therefor;

(v) all letter-of-credit rights and letters of credit;

(vi) all real and immovable property, wherever situate, and all buildings, structures, fixtures, hereditaments and appurtenances thereon or relating thereto;

(viii) all other personal property assets; and

(ix) all products and proceeds, including, without limitation, insurance proceeds, of any of the foregoing.

EXHIBIT B

RELEASE OF FUNDS

1) $300,000 released on October 27, 2008

2) $500,000 released on November 4, 2008

THE PARTIES AGREE THAT THE REMAINING $107,000 REMOVED FROM THE ESCROW ACCOUNT ON THIS DATE WAS NOT RELEASED TO THE BORROWER BUT WAS REMITTED TO THE SECURED PARTY FOR PAYMENT OF PREPAID INTEREST AND REIMBURSABLE EXPENSES]

3) $200,000 released on November 21, 2008

Schedule 1

Other Financing Statements:

Financing Statement filed by PNC on April 18, 2008.

Exhibit B

Form of Certificate of Determination

CERTIFICATE OF DETERMINATION OF RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS OF SERIES C CONVERTIBLE PREFERRED STOCK OF COLOREP, INC.

The undersigned, Larry Levy and Jeff Boshears, do hereby certify that:

A. They are the President and Chief Financial Officer, respectively, of Colorep, Inc., a California corporation (the "**Corporation**").

B. That, immediately prior to the filing of this Certificate of Determination for Series C Convertible Preferred Stock ("**Certificate of Determination**"), the Corporation was authorized to issue One Hundred Million (100,000,000) shares of Preferred Stock, of which 1,609,787 have been designated as Series A Convertible Preferred Stock, and 1,609,787 shares of Series A Convertible Preferred Stock were outstanding, and of which 11,300,000 have been designated as Series B Convertible Preferred Stock, and 4,444,359 shares of Series B Convertible Preferred Stock were outstanding.

C. That pursuant to the authority conferred upon the Board of Directors by the Sixth Amended and Restated Articles of Incorporation of the Corporation, under Section 401 of the Corporations Code of the State of California, the Board of Directors of the Corporation on [__________], 2010, by adopting the following resolutions, designated [______________] ([________]) shares of Preferred Stock as Series C Convertible Preferred Stock, of which no shares have been issued prior to the filing of this Certificate of Determination:

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation under the provisions of the Sixth Amended and Restated Articles of Incorporation, and pursuant to Section 401 of the Corporations Code of the State of California, this Board of Directors hereby creates a series of Preferred Stock designated as "Series C Convertible Preferred Stock" to consist of [_____________] ([________]) shares, and hereby fixes the powers, preferences, relative and other special rights and the qualifications, limitations and restrictions of such Series C Convertible Preferred Stock as follows:

17.1 Definitions. For purposes of this Certificate of Determination for Series C Convertible Preferred Stock, the following definitions shall apply:

(a) "**Conversion Rate**" shall mean ten (10) shares of Common Stock for each share of Series C Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) "**Corporation**" shall mean Colorep, Inc.

(d) "**Designated Preferred Stock**" shall mean the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and preferred stock of each other series if, as and when authorized and designated.

(e) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers,

directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Stock of the Corporation voting as separate classes.

(f) "**Dividend Rate**" shall mean an annual rate of 5% of the Original Issue Price for the Series C Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g) "**Liquidation Preference**" shall mean $2.8011 per share for the Series C Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(h) "**Options**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(i) "**Original Issue Price**" shall mean $2.8011 per share for the Series C Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(j) **"Preferred Stock"** shall mean the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock.

(k) "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event

(l) "**Series A Preferred Stock**" shall mean the Series A Convertible Preferred Stock.

(m) **"Series B Preferred Stock"** shall mean the Series B Convertible Preferred Stock.

(n) "**Series C Preferred Stock**" shall mean the Series C Convertible Preferred Stock.

17.2 Dividends.

(a) Preferred Stock. In any calendar year, the holders of outstanding shares of Series C Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate payable on each outstanding share of Series C Preferred Stock, pari passu with any declaration or payment of any Distribution on the Series A Preferred Stock and Series B Preferred Stock and in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. Such dividends may be payable in cash or at the option of the Corporation, in additional shares of Series C Preferred Stock. No Distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. Payment of any dividends to the holders of the Preferred Stock shall be on a pro rata basis. The right to receive dividends on shares of Preferred Stock shall

be cumulative. In addition, the holders of outstanding shares of Preferred Stock shall be entitled to participate with equal priority and pro rata with the holders of Common Stock of the Corporation in any Distribution with respect to the Common Stock of the Corporation, which shares of Series C Preferred Stock shall be on an as-converted basis based on the Conversion Rate.

(b) Non-Cash Distributions. Whenever a Distribution provided for in this Section 17.2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

17.3 Liquidation Rights.

(a) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series C Preferred Stock shall be entitled to receive, *pari passu* with the holders of the Series A Preferred Stock and Series B Preferred Stock, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series C Preferred Stock held by them equal to the Liquidation Preference, plus all accrued and unpaid dividends. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 17.3(a), then the entire assets of the Corporation legally available for distribution shall be distributed pro-rata to the holders of the Preferred Stock, in proportion to the aggregate Liquidation Preferences of the shares of Preferred Stock held by each such holder.

(b) Remaining Assets. After the payment to the holders of Preferred Stock of the full preferential amounts specified above, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and pro rata among the holders of the Common Stock, and the holders of the Preferred Stock on an as-converted basis, in proportion to the number of shares of Common Stock held (or deemed to be held) by them.

(c) Liquidation Preference in Reorganization. A merger, acquisition, sale of voting control or sale or other disposition of substantially all of the assets of the Corporation in which the shareholders of the Corporation immediately prior to such transaction do not own a majority of the outstanding shares of the surviving corporation immediately following such transaction shall, unless waived by holders of a majority of the Series C Preferred Stock, be deemed to be a liquidation (a "**Deemed Liquidation**") and shall entitle the holders of the Series C Preferred Stock to receive at the closing (and at each date after the closing on which additional amounts (such as earnout payments, escrow amounts and other contingent payments) are paid to stockholders of the Corporation) the greater of: (1) the amount they are entitled to receive pursuant to Section 3(a) above, or (2) the amount they would be entitled to receive had such holders of Series C Preferred Stock converted such shares into Common Stock immediately prior to the closing of the transaction constituting the Deemed Liquidation.

(d) Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i) If the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 17.3(d), "**trading day**" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the NYSE Amex or Nasdaq, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

17.4 Conversion. The holders of the Series C Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of Series C Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Series C Preferred Stock, into ten (10) shares of fully-paid, nonassessable shares of Common Stock (the number of shares of Common Stock into which each share of Series C Preferred Stock of a series may be converted is hereinafter referred to as the "**Conversion Rate**".) Upon any decrease or increase in the Conversion Price for the Series C Preferred Stock, as described in this Section 17.4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) Automatic Conversion. Each share of Series C Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share upon the later of (i) six (6) months after the date of issuance and (ii) the effectiveness of the registration of the Corporation's Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, and the quotation or listing of shares of the Company's Common Stock on the OTCBB or other over-the-counter trading market or a securities exchange (each of the events referred to in (i) and (ii) are referred to herein as an "**Automatic Conversion Event**"); provided, however, the effective date of the Automatic Conversion Event (the "**Mandatory Conversion Date**") shall be deferred (i) as to all outstanding shares of Series C Preferred Stock, until all other issuance and payment obligations of the Corporation in connection with the conversion of certain Corporation debt pursuant to that certain Amended and Restated Convertible Debenture by and between the Corporation and Carthew Bay Technologies, Inc., dated as of [_______], 2010 (the "**Debt Conversion**") have been satisfied and (ii) as to any shares of Series C Preferred Stock subject to a "lock-up" agreement or similar contractual market stand-off provision effective at the time of an Automatic Conversion Event, until the date such restrictions applicable to the underlying Common Stock issuable upon conversion of

such shares of Series C Preferred Stock has lapsed (the "**Lock-up Expiration Date**"), except and unless all outstanding shares of the Company's Series A Preferred Stock and Series B Preferred Stock are required to or otherwise duly elect to wholly convert to Common Stock at or after the date of the Automatic Conversion Event and prior to the Lock-up Expiration Date, in which case all outstanding unconverted Series C Preferred Stock will convert concurrent with the Series A Preferred Stock and Series B Preferred Stock.

(c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series C Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series C Preferred Stock held by each holder of Series C Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Series C Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series C Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that as of any Mandatory Conversion Date, the outstanding shares of Series C Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Mandatory Conversion Date unless either the certificates evidencing such shares of Series C Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On a Mandatory Conversion Date, each holder of record of shares of Series C Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series C Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series C Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Series C Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Series C Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series C Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with a public offering or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Series C Preferred Stock for conversion, be conditioned upon the closing of such

transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series C Preferred Stock shall not be deemed to have converted such Series C Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d) Adjustments to Conversion Price for Diluting Issues.

(i) Special Definition. For purposes of this paragraph 17.4(d), "**Additional Shares of Common**" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Certificate of Determination for Series C Preferred Stock, other than issuances or deemed issuances of:

(A) shares of Common Stock issued upon conversion of Designated Preferred Stock;

(B) shares of Common Stock issued or shares of Common Stock isssuable upon exercise of options issued to employees, consultants or directors approved by, or in accordance with plans approved by, the Board of Directors, including shares issued or issuable upon exercise of options or warrants existing on the date of filing of this Certificate of Determination, as approved by the Board of Directors;

(C) shares of Common Stock issued upon exercise of warrants existing on the date of filing of this Certificate of Determination, including shares underlying warrants issued in the Debt Conversion;

(D) shares of Common Stock issued in the Debt Conversion;

(E) shares of Common Stock issued or shares of Common Stock underlying Designated Preferred Stock issued as a dividend or distribution on Common Stock or Designated Preferred Stock approved by the Board of Directors;

(F) shares of Common Stock issuable upon conversion of additional shares of Series C Preferred Stock issued in satisfaction of future payment obligations pursuant to the Debt Conversion;

(G) shares of Common Stock issued in any firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "**Securities Act**") or the comparable laws of a jurisdiction other than the United States, covering the offer and sale of the Company's Common Stock, provided that the offering price per share is not less than $1.40055 (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Corporation are not less than $50,000,000;

(H) shares of Common Stock issued or issuable, for primarily strategic and not financing purposes, pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(I) shares of Common Stock issued or issuable to banks, equipment lessors or other lenders or financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Board of Directors;

(J) shares of Common Stock issued or issuable in an arms-length, bona fide strategic transaction approved by the Board of Directors where the primary purpose of the transaction is not the raising of capital; or

(K) shares of Common Stock that are otherwise excluded by vote or written consent of holders of a majority of the Series C Preferred Stock.

(ii) <u>No Adjustment of Conversion Price</u>. No adjustment in the Conversion Price of Series C Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 17.4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such Series C Preferred Stock.

(iii) <u>Deemed Issue of Additional Shares of Common</u>. In the event the Corporation at any time or from time to time after the date of the filing of this Certificate of Determination shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(A) no further adjustment in the Conversion Price of Series C Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 17.4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 17.4(e), 17.4(f) and 17.4(g) hereof), the Conversion Price of the Series C Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(C) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of the Series C Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(D) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of the Series C Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(iii)D.1.in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(iii)D.2.in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 17.4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(E) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 17.4(d)(iii) as of the actual date of their issuance.

(iv) <u>Adjustment of Conversion Price Upon Issuance of Additional Shares of Common</u>. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 17.4(d)(iii)), or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for shares of Common Stock or otherwise entitling any person to acquire shares of Common Stock, without consideration or for a consideration per share less than the applicable Conversion Price of the Series C Preferred Stock in effect on the date of and immediately prior to such issue (the "**Effective Issue Price**"), then the Conversion Price of the Series C Preferred Stock shall be reduced, concurrently with such issue, to the Effective Issue Price. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 17.4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Series C Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v) <u>Determination of Consideration</u>. For purposes of this subsection 17.4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(A) <u>Cash and Property</u>. Such consideration shall:

(v)A.1. insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(v)A.2. insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(v)A.3. in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 17.4(d)(iii) shall be determined by dividing

(x) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e) Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of the Series C Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Series C Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series C Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the Series C Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series C Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series C Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the Series C Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 17.3 above ("**Liquidation Rights**"), if the Common Stock issuable upon conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the

number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Series C Preferred Stock shall have the right thereafter to convert such shares of Series C Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such Series C Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 17.4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series C Preferred Stock.

(i) Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of the Series C Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of the Series C Preferred Stock either before or after the issuance causing the adjustment.

(j) Notices of Record Date. In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 17.3(c);

then, in connection with each such event, this Corporation shall send to the holders of the Series C Preferred Stock at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Series C Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

(k) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series C Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series C Preferred Stock; and if at any time the

number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series C Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

17.5 Redemption

(a) The Corporation shall be obligated to redeem the outstanding Series C Preferred Stock as follows:

(i) The holders of at least a majority of the then outstanding shares of Series C Preferred Stock, voting together as a separate class, may require the Corporation, to the extent it may lawfully do so, to redeem all of the then outstanding Series C Preferred Stock in three (3) annual installments beginning not prior to the fifth anniversary of the Original Issue Date, and ending on the date two (2) years from such first redemption date (each a "**Redemption Date**"); *provided* that the Corporation shall receive, at least sixty (60) days prior to the first such Redemption Date, written notice of such election of the Series C Preferred Stock. The Corporation shall effect such redemptions on each Redemption Date by paying in cash in exchange for the shares of Series C Preferred Stock to be redeemed on such Redemption Date a sum equal to the Original Issue Price per share of Series C Preferred Stock (as adjusted for any Recapitalization after the filing date hereof) plus declared and unpaid dividends with respect to such shares. The total amount to be paid for the Series C Preferred Stock is hereinafter referred to as the "**Redemption Price**." The number of shares of Series C Preferred Stock that the Corporation shall be required to redeem on any one Redemption Date shall be equal to the amount determined by dividing (A) the aggregate number of shares of Series C Preferred Stock outstanding immediately prior to the Redemption Date by (B) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies). Shares subject to redemption pursuant to this Section 5(a) shall be redeemed from each holder of Series C Preferred Stock on a pro rata basis, based on the number of shares of Series C Preferred Stock then held.

(ii) At least thirty (30) days but no more than sixty (60) days prior to the first Redemption Date, the Corporation shall send a notice (a "**Redemption Notice**") to all holders of Series C Preferred Stock to be redeemed setting forth (A) confirmation of the class or series of shares to be redeemed, (B) the Redemption Date, (C) the Redemption Price for the shares to be redeemed; and (D) the place at which such holders may obtain payment of the Redemption Price upon surrender of their share certificates. If the Corporation does not have sufficient funds legally available to redeem all shares to be redeemed at the Redemption Date (including, if applicable, those to be redeemed at the option of the Corporation), then it shall so notify such holders and shall redeem such shares pro rata (based on the portion of the aggregate Redemption Price payable to them) to the extent possible and shall redeem the remaining shares to be redeemed as soon as sufficient funds are legally available.

(b) On or prior to the Redemption Date, the Corporation shall deposit the Redemption Price of all shares to be redeemed with a bank or trust company having aggregate capital and surplus in excess of $100,000,000, as a trust fund, with irrevocable instructions and authority to the bank or trust company to pay, on and after such Redemption Date, the Redemption Price of the shares to their respective holders upon the surrender of their share certificates. Any moneys deposited by the Corporation pursuant to this Section 5(b) for the redemption of shares thereafter converted into shares of Common Stock pursuant to Section 4 hereof no later than the fifth (5th) day preceding the applicable Redemption Date shall be returned to the Corporation forthwith upon such conversion. The balance of any funds deposited by the Corporation pursuant to

this Section 5(b) remaining unclaimed at the expiration of one (1) year following such Redemption Date shall be returned to the Corporation promptly upon its written request.

(c) On or after each such Redemption Date, each holder of shares of Series C Preferred Stock to be redeemed shall surrender such holder's certificates representing such shares in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled. In the event less than all the shares represented by such certificates are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after such Redemption Date, unless there shall have been a default in payment of the Redemption Price or the Corporation is unable to pay the Redemption Price due to not having sufficient legally available funds, all rights of the holder of such shares as holder of Series C Preferred Stock (except the right to receive the Redemption Price without interest upon surrender of their certificates), shall cease and terminate with respect to such shares; provided that in the event that shares of Series C Preferred Stock are not redeemed due to a default in payment by the Corporation or because the Corporation does not have sufficient legally available funds, such shares of Series C Preferred Stock shall remain outstanding and shall be entitled to all of the rights and preferences provided herein until redeemed.

(d) In the event of a call for redemption of any shares of Series C Preferred Stock, the Conversion rights (as described in Section 4) for such Series C Preferred Stock shall terminate as to the shares designated for redemption at the close of business on the last business day preceding the applicable Redemption Date, unless default is made in payment of the Redemption Price.

17.6 Voting

(a) Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) Preferred Stock. Each holder of Series C Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series C Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Series C Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Series C Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Series C Preferred Stock held by each holder could be converted), shall be disregarded.

(c) Election of Directors. The holders of the Series C Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director on the Corporation's Board of Directors, until less than 50.1% of the shares of Series C Preferred Stock issued upon initial consummation of the Debt Conversion are outstanding.

17.7 Reissuance of Series C Preferred Stock. In the event that any shares of Series C Preferred Stock shall be converted pursuant to Section 17.4 or otherwise repurchased by the Corporation pursuant to Section 5, the shares so converted or repurchased shall be cancelled and shall not be issuable by this Corporation.

17.8 Notices. Any notice required by the provisions of this Certificate of Determination to be given to the holders of Series C Preferred Stock shall be deemed given (i) on the date of deposit, if deposited

in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation, (ii) on the date sent, if sent by overnight or direct courier addressed to each holder of record at such holder's address appearing on the books of the Corporation, or (iii) upon delivery by electronic or email delivery in accordance with the agreed methodology, if electronic delivery has been agreed to by the recipient in writing and the terms of the agreement are maintained with the books of the Corporation.

RESOLVED FURTHER, that the President or any Vice President and the Chief Financial Officer, Secretary or any Assistant Secretary of this Corporation be, and they hereby are, authorized and directed to prepare and file a Certificate of Determination of Rights, Preferences and Privileges for Series C Convertible Preferred Stock in accordance with the foregoing resolution and the provisions of California law and to take such actions as they may deem necessary or appropriate to carry out the intent and of the foregoing resolutions.

D. That the authorized number of shares of Preferred Stock of the Corporation is One Hundred Million (100,000,000), the number of shares constituting Series A Convertible Preferred Stock is One Million Six Hundred Nine Thousand Seven Hundred Seven (1,609,787), the number of shares constituting Series B Convertible Preferred Stock is Eleven Million Three Hundred Thousand (11,300,000), and the number of shares constituting Series C Convertible Preferred Stock is [___________] ([________]).

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct to our own knowledge.

Executed at Rancho Cucamonga, California, on [________], 2010.

____

Larry Levy
President

____

Jeff Boshears
Chief Financial Officer

Exhibit C

Form of Warrants

For U.S. Holders: THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

For Offshore Holders: THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (TOGETHER WITH THE REGULATIONS PROMULGATED THEREUNDER, THE "SECURITIES ACT"), OR ANY STATE OR OTHER SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF WITHIN THE UNITED STATES (AS THAT TERM IS DEFINED IN REGULATION S PROMULGATED UNDER THE SECURITIES ACT) OR TO A U.S. PERSON (AS THAT TERM IS DEFINED IN REGULATION S) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. ANY PERSON ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING SUCH SECURITIES IN AN OFFSHORE TRANSACTION PURSUANT TO RULE 903 OR 904 OF REGULATION S.

Date of Issuance __________, 2010	Void after ________, 2015

WARRANT TO PURCHASE COMMON STOCK

OF

COLOREP, INC.

(Subject to Adjustment)

THIS CERTIFIES THAT, for value received, Carthew Bay Technologies, Inc. (the "Holder"), is entitled, subject to the terms and conditions of this Warrant, at any time or from time to time after the date hereof (the "Effective Date"), to purchase up to Seven Million One Hundred Forty Thousand Fifty (7,140,050) shares of Common Stock from Colorep, Inc., a

California corporation (the "Company"), at an exercise price per share equal to $0.378 (the "Purchase Price"). This Warrant shall expire at 5:00 p.m. Pacific Standard Time on that date which is sixty (60) months from the date of this Warrant (the "Expiration Date"). Both the number of shares of Common Stock purchasable upon exercise of this Warrant ("Warrant Shares") and the Purchase Price are subject to adjustment and change as provided herein. This Warrant is issued in connection with the conversion of that certain Amended and Restated Convertible Debenture dated as of March 31, 2010 by and among the Company and the Holder (the "Debenture").

18. CERTAIN DEFINITIONS. As used in this Warrant the following terms shall have the following respective meanings:

"Additional Shares of Common Stock" shall mean all shares of Common Stock issued by the Company after the Original Issuance Date, and all shares of Other Common, if any, issued by the Company after the Original Issue Date, except: (i) the Warrant Shares, and (ii) shares issued pursuant to an Exempt Issuance.

"Capital Stock" shall mean and include (i) any and all shares, interests, participations or other equivalents of or interests in (however designated) corporate stock, including, without limitation, shares of preferred or preference stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership, (iii) all membership interests or limited liability company interests in any limited liability company, and (iv) all equity or ownership interests in any Person of any other type.

"Commission" or "SEC" shall mean the U.S. Securities and Exchange Commission.

"Common Stock" shall mean the Common Stock of the Company and any other Capital Stock at any time receivable or issuable upon exercise of this Warrant.

"Common Stock Equivalents" shall mean any securities of the Company which would entitle the holder thereof to acquire at any time Common Stock, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Exempt Issuance" shall mean the issuance or deemed issuance of:

(a) shares of Common Stock issued upon conversion of Preferred Stock;

(b) shares issued to employees, consultants or directors approved by, or in accordance with plans approved by, the Board of Directors, including shares issued upon exercise of options or warrants existing on the date hereof;

(c) shares issued upon exercise of warrants existing on the date hereof;

(d) shares of Common Stock issued as a dividend or distribution on Common Stock or Preferred Stock approved by the Board of Directors;

(e) shares of Common Stock issued in a Qualified Public Offering;

(f) shares of Common Stock issued or issuable, for primarily strategic and not financing purposes, pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors;

(g) shares of Common Stock issued or issuable to banks, equipment lessors or other lenders or financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Board of Directors;

(h) shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors; or

(i) shares of Common Stock that are otherwise excluded by vote or written consent of holders of a majority of the outstanding shares of Preferred Stock, with each series voting together as a single class.

"Fair Market Value" or "FMV" of a share of Common Stock as of a particular date shall mean:

If traded on a national securities exchange, including the Nasdaq Global Market or the Nasdaq Capital Market, the Fair Market Value shall be deemed to be the average of the closing prices of the Common Stock of the Company on such exchange or market over the five (5) business days ending immediately prior to the applicable date of valuation;

(j) If actively traded over-the-counter, the Fair Market Value shall be deemed to be the average of the closing bid prices over the thirty (30)-day period ending immediately prior to the applicable date of valuation; and

(k) If there is no active public market, the Fair Market Value shall be the value as determined in good faith by the Company's Board of Directors upon a review of relevant factors, including due consideration of the Holders' determination of the value of the Company.

"Original Issuance Date" shall mean the earliest date first written above.

"Other Common" means any other Capital Stock of the Company of any class which shall be authorized at any time after the date of this Warrant (other than Common Stock) and which shall have the right to participate in the distribution of earnings and assets of the Company without limitation as to amount.

"Person" shall mean an individual, corporation, limited liability company, partnership, joint stock company, trust, unincorporated organization, joint venture, Governmental Authority or other entity of whatever nature.

"Preferred Stock" shall mean the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock together, and any other authorized and designated preferred stock of the Company.

"Qualified Public Offering" shall mean a firmly underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"), or the comparable laws of a jurisdiction other than the United States, covering the offer and sale of the Common Stock, provided that the offering price per share is not less than $1.90 (as adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event) and the aggregate gross proceeds to the Company are not less than $50,000,000.

"Securities" shall mean any debt or equity securities of the Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to purchase or acquire any Security.

"Security" shall mean one of the Securities.

"Securities Act" shall mean the Securities Act of 1933, as amended.

19. EXERCISE OF WARRANT

19.1 Payment. Subject to compliance with the terms and conditions of this Warrant and applicable securities laws, this Warrant may be exercised, in whole or in part at any time or from time to time, on or before the Expiration Date by the delivery (including, without limitation, delivery by facsimile) of the form of Notice of Exercise attached hereto as Exhibit 1 (the "Notice of Exercise"), duly executed by the Holder, at the address of the Company as set forth herein, and as soon as practicable after such date, surrendering this Warrant at the address of the Company, and providing payment, by check or by wire transfer, of an amount equal to the product obtained by multiplying the number of Warrant Shares being purchased upon such exercise by the then effective Purchase Price (the "Exercise Amount").

19.2 Common Stock Certificates; Fractional Shares. As soon as practicable on or after the date of an exercise of this Warrant, the Company shall deliver to the person or persons entitled to receive the same a certificate or certificates for the number of whole shares of Common Stock issuable upon such exercise. No fractional shares or scrip representing fractional shares of Common Stock or other securities shall be issued upon an exercise of this Warrant but shall instead be paid in cash unless such cash payment would exceed US$1,000, in which event the Company shall issue one (1) whole share in lieu of such cash payment.

19.3 Partial Exercise: Effective Date of Exercise. In case of any partial exercise of this Warrant, the Holder and the Company shall cancel this Warrant upon surrender hereof and shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Common Stock purchasable hereunder. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above. The Company acknowledges that the person entitled to receive the shares of Common Stock issuable upon exercise of this Warrant shall be treated for all purposes as the holder of record of such shares as of the close of business on the date the Holder is deemed to have exercised this Warrant.

19.4 Company's Failure to Timely Deliver Securities. If the Company shall fail for any reason or for no reason to issue to the Holder within three (3) business days of receipt of the Notice of Exercise, a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company's share register or to credit the Holder's balance account with Depositary Trust Company for such number of shares of Common Stock or other securities

to which the Holder is entitled upon Holder's exercise of this Warrant, and if on or after such trading day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of shares of Common Stock or other securities issuable upon such exercise that Holder anticipated receiving from the Company (the "Buy-In"), then the Company shall, within three (3) business days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate (and to issue such Warrant Shares) shall terminate, or (ii) promptly honor it obligation to deliver to Holder a certificate or certificates representing such Warrant Shares and pay cash to the Holder in an amount equal to the excess, if any, of the Buy-In Price over the product of (A) such number of shares of Common Stock and (B) the closing bid price on the date of exercise.

20. TAXES. The Company shall pay all taxes and other governmental charges that may be imposed in respect of the delivery of shares upon exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax or other charge imposed in connection with any transfer involved in the delivery of any certificate for shares of Common Stock in any name other than that of the Holder of this Warrant, and in such case the Company shall not be required to deliver any stock certificate until such tax or other charge has been paid, or it has been established to the Company's reasonable satisfaction that no tax or other charge is due.

21. ADJUSTMENT OF PURCHASE PRICE AND NUMBER OF WARRANT SHARES ISSUABLE UPON EXERCISE. The number of Warrant Shares deliverable upon exercise of this Warrant (or any shares of stock or other securities or property receivable upon exercise of this Warrant) and the Purchase Price are subject to adjustment from time to time upon occurrence of the following events:

21.1 Recapitalization, Reorganization, Reclassification, Consolidation, Merger or Sale.

(a) In case the Company after the Original Issue Date shall do any of the following (each, a "Triggering Event"): (a) consolidate or merge with or into any other Person and the Company shall not be the continuing or surviving corporation of such consolidation or merger, or (b) permit any other Person to consolidate with or merge into the Company and the Company shall be the continuing or surviving Person but, in connection with such consolidation or merger (other than a reincorporation merger of the Company with a Delaware corporation), any Capital Stock of the Company shall be changed into or exchanged for Securities of any other Person or cash or any other property, or (c) transfer all or substantially all of its properties or assets to any other Person, or (d) effect a capital reorganization or reclassification of its Capital Stock, then, and in the case of each such Triggering Event, proper provision shall be made to the Purchase Price and the number of Warrant Shares that may be purchased upon exercise of this Warrant so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, to receive at the Purchase Price as adjusted to take into account the consummation of such Triggering Event, in lieu of the Common Stock issuable upon such exercise of this Warrant prior to such Triggering Event, the Securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto (including the right of a shareholder to elect the type of consideration it will receive upon a Triggering Event), subject to adjustments (subsequent to such corporate action) as nearly equivalent as possible to the adjustments provided for elsewhere in this Section 4, and the Purchase Price shall be adjusted to equal the product of (A) the closing price of the common stock and other securities and property of the continuing or surviving corporation as a result of

such Triggering Event as of the date immediately preceding the date of the consummation of such Triggering Event multiplied by (B) the quotient of (i) the Purchase Price divided by (ii) the Fair Market Value of the Common Stock and other securities and property as of the date immediately preceding the Original Issue Date; provided, that if there is no active market for such securities and property, the parties shall negotiate in good faith to mutually agree on an adjustment to the Purchase Price; provided, further, that the Holder at its option may elect to receive an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula. Immediately upon the occurrence of a Triggering Event, the Company shall notify the Holder in writing of such Triggering Event and provide the calculations in determining the number of Warrant Shares issuable upon exercise of the new warrant and the adjusted Purchase Price. Upon the Holder's request, the continuing or surviving corporation as a result of such Triggering Event shall issue to the Holder a new warrant of like tenor evidencing the right to purchase the adjusted number of Warrant Shares and the adjusted Purchase Price pursuant to the terms and provisions of this Section 4.1(a).

(b) In the event that the Holder has elected not to exercise this Warrant prior to the consummation of a Triggering Event and has also elected not to receive an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula pursuant to the provisions of Section 4.1(a) above, so long as the surviving entity pursuant to any Triggering Event is a company that has a class of equity securities registered pursuant to the Exchange Act and its common stock is listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board, the surviving entity and/or each Person (other than the Company) which may be required to deliver any Securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (A) the obligations of the Company under this Warrant, the Debenture, the Third Amended and Restated Registration Rights Agreement and Third Amended and Restated Investors' Rights Agreement executed and delivered by the Company to the original holder concurrently herewith (and if the Company shall survive the consummation of such Triggering Event, such assumption shall be in addition to, and shall not release the Company from, any continuing obligations of the Company under such agreements) and (B) the obligation to deliver to such Holder such Securities, cash or property as, in accordance with the foregoing provisions of this subsection (a), such Holder shall be entitled to receive, and the surviving entity and/or each such Person shall have similarly delivered to such Holder an opinion of counsel for the surviving entity and/or each such Person, which counsel shall be reasonably satisfactory to such Holder, or in the alternative, a written acknowledgement executed by the President or Chief Financial Officer of the Company, stating that this Warrant shall thereafter continue in full force and effect and the terms hereof (including, without limitation, all of the provisions of this Section 4.1) shall be applicable to the Securities, cash or property which the surviving entity and/or each such Person may be required to deliver upon any exercise of this Warrant or the exercise of any rights pursuant hereto.

21.2 Stock Dividends, Subdivisions and Combinations. If at any time the Company shall:

(a) make or issue or set a record date for the holders of the Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, shares of Common Stock,

(b) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

(c) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, then (1) the number of Warrant Shares for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of

Common Stock which a record holder of the same number of Warrant Shares for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event, and (2) the Purchase Price then in effect shall be adjusted to equal (A) the Purchase Price then in effect multiplied by the number of Warrant Shares for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of Warrant Shares for which this Warrant is exercisable immediately after such adjustment.

21.3 Certain Other Distributions. If at any time the Company shall make or issue or set a record date for the holders of the Common Stock for the purpose of entitling them to receive any dividend or other distribution of:

(a) cash,

(b) any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, Common Stock Equivalents or Additional Shares of Common Stock), or

(c) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, Common Stock Equivalents or Additional Shares of Common Stock), then (1) the number of Warrant Shares for which this Warrant is exercisable shall be adjusted to equal the product of the number of Warrant Shares for which this Warrant is exercisable immediately prior to such adjustment multiplied by a fraction (A) the numerator of which shall be the Fair Market Value of Common Stock at the date of taking such record and (B) the denominator of which shall be such Fair Market Value minus the amount allocable to one share of Common Stock of any such cash so distributable and of the fair value (as determined in good faith by the Board of Directors of the Company and supported by an opinion from an investment banking firm mutually agreed upon by the Company and the Holder) of any and all such evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights so distributable, and (2) the Purchase Price then in effect shall be adjusted to equal (A) the Purchase Price then in effect multiplied by the number of Warrant Shares for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of Warrant Shares for which this Warrant is exercisable immediately after such adjustment. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Company to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4.3 and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4.2.

21.4 Issuance of Additional Shares of Common Stock or Warrants. (i) In the event that, following the closing of the conversion transaction contemplated by the Debenture, the Company shall issue any Additional Shares of Common Stock (otherwise than as provided in the foregoing subsections 4.2 and 4.3), at a price per share less than the Purchase Price then in effect or without consideration, then the Purchase Price upon each such issuance shall be adjusted to 135% of the consideration per share paid for such Additional Shares of Common Stock or, if no consideration is paid, the par value of the Common Stock as of such date, provided that if the Company offers warrants to a third party at a more favorable price, regardless of the limitation above, the Holder shall receive the benefit of such more favorable price, i.e., if a third party purchases shares for $0.30 and receives 100% warrant coverage with warrants exercisable at $0.35 per share, the Warrants would become exercisable at $0.35 per share as well. Such adjustments will apply subject to equitable adjustment for stock splits, stock

dividends, merger, recapitalization or other events affecting the capitalization of the Company. The Company shall not issue equity securities in the future other than shares of Common Stock, with warrant coverage not to exceed 100%, unless the Company makes an equitable adjustment to the Warrants, reasonably acceptable to the Holders.

21.5 Issuance of Common Stock Equivalents. (i) In the event the Company shall at any time prior to the Expiration Date take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Company is the surviving corporation) issue or sell, any Common Stock Equivalents, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange shall be less than the Purchase Price in effect immediately prior to the time of such issue or sale, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the Purchase Price in effect at the time of such amendment or adjustment, then the Purchase Price then in effect shall be adjusted as provided in subsection (i) of Section 4.4. No further adjustments of the Warrant Shares for which this Warrant is exercisable and the Purchase Price then in effect shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Common Stock Equivalents.

21.6 Other Provisions Applicable to Adjustments under this Section. The following provisions shall be applicable to the making of adjustments of the number of Warrant Shares for which this Warrant is exercisable and the Purchase Price then in effect provided for in this Section 4:

(a) Computation of Consideration. To the extent that any Additional Shares of Common Stock or Common Stock Equivalents (or any warrants or other rights therefor) shall be issued for cash consideration, the consideration received by the Company therefor shall be the amount of the cash received by the Company therefor, or, if such Additional Shares of Common Stock or Common Stock Equivalents are offered by the Company for subscription, the subscription price, or, if such Additional Shares of Common Stock or Common Stock Equivalents are sold to underwriters or dealers for a public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends and without taking into account any compensation, discounts or expenses paid or incurred by the Company for and in the underwriting of, or otherwise in connection with, the issuance thereof). In connection with any merger or consolidation in which the Company is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Company shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefor shall be, deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors, of such portion of the assets and business of the nonsurviving corporation as the Board of Directors may determine to be attributable to such shares of Common Stock or equivalents thereof, as the case may be. The consideration for any Additional Shares of Common Stock issuable pursuant to any warrants or other rights to subscribe for or purchase the same shall be the consideration received by the Company for issuing such warrants or other rights plus the minimum additional consideration payable to the Company upon exercise of such warrants or other rights; provided, that (i) if such minimum additional consideration is later decreased or increased, the adjustments provided for herein shall be adjusted to reflect such increase or decrease, (ii) no such adjustment shall result in an increase in the Purchase Price of the Warrant from what it would have been had the Common Stock Equivalent never been issued, and (iii) no such adjustment shall impact any securities previously issued upon exercise or conversion of such Common Stock Equivalents. The consideration for any Additional Shares of Common Stock issuable pursuant to the terms of any Common Stock Equivalents shall be the consideration received by the Company for issuing warrants or other rights to subscribe for or purchase such Common Stock Equivalents, plus the consideration paid or payable to the Company in respect of the subscription for or

purchase of such Common Stock Equivalents, plus the minimum additional consideration, if any, payable to the Company upon the exercise of the right of conversion or exchange in such Common Stock Equivalents; provided, that (i) if such minimum additional consideration is later decreased or increased, the adjustments provided for herein shall be adjusted to reflect such increase or decrease, (ii) no such adjustment shall result in an increase in the Purchase Price of the Warrant from what it would have been had the Common Stock Equivalent never been issued, and (iii) no such adjustment shall impact any securities previously issued upon exercise or conversion of such Common Stock Equivalents. In the event of any consolidation or merger of the Company in which the Company is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Company shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Company for stock or other securities of any corporation, the Company shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. In the event any consideration received by the Company for any securities consists of property other than cash, the fair market value thereof at the time of issuance or as otherwise applicable shall be as determined in good faith by the Board of Directors. In the event Common Stock is issued with other shares or securities or other assets of the Company for consideration which covers both, the consideration computed as provided in this Section 4.6(a) shall be allocated among such securities and assets as determined in good faith by the Board of Directors.

(b) When Adjustments to Be Made. The adjustments required by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment of the number of Warrant Shares for which this Warrant is exercisable that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 4.1) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than one percent (1%) of the shares of Common Stock for which this class of Warrants, taken as a whole, is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(c) Fractional Interests. In computing adjustments under this Section 4, fractional interests in Common Stock shall be taken into account to the nearest one one-hundredth ($1/100^{th}$) of a share.

(d) When Adjustment Not Required. If the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

21.7 Form of Warrant after Adjustments. The form of this Warrant need not be changed because of any adjustments in the Purchase Price or the number and kind of Securities purchasable upon the exercise of this Warrant; provided, however, the Company shall issue a replacement Warrant setting forth such adjusted terms if so requested by the Holder.

21.8 Other Adjustments. If any event occurs of the type contemplated by the provisions of this Section 4 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Purchase Price and/or the number of shares of Common Stock and other securities or property to be issued to Holder upon exercise of the Warrant so as to protect the rights of the Holder; provided, that no such adjustment pursuant to this Section 4 will increase the Purchase Price or decrease the number or amount of securities or other property issuable or deliverable to the Holder as otherwise determined pursuant to this Section 4.

21.9 Noncircumvention. The Company hereby covenants and agrees that the Company will not, by amendment to its Articles of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any shares of Common Stock receivable upon exercise of this Warrant above the Purchase Price then in effect, (ii) shall take all action necessary to reserve and keep available out of its authorized and unissued shares of Common Stock and other securities, solely for the purpose of effecting exercise of this Warrant, 100% of the number of shares of Common Stock and other securities issuable upon exercise of this Warrant then outstanding (without regard to any limitations on exercise).

22. LOSS OR MUTILATION. Upon receipt of evidence reasonably satisfactory the Company of the ownership of and the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to him, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will cause to be executed and delivered in lieu thereof a new Warrant of like tenor as the lost, stolen, destroyed or mutilated Warrant.

23. REPRESENTATION. The Company hereby covenants that all shares issuable upon exercise of this Warrant, when delivered upon such exercise, shall be free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws. Further, the Company hereby covenants to reserve such number of authorized but unissued shares of Common Stock for issuance upon exercise of this Warrant.

24. TRANSFER. This Warrant may not be transferred by the Holder without the prior written consent of the Company, which consent may not be unreasonably withheld, and shall not be withheld in the event of a distribution to a beneficiary or donee of The Quercus Trust unless prohibited by securities or other applicable law. In the event of a transfer to which the Company has previously consented in writing, this Warrant and all rights hereunder may be transferred by the Holder upon delivery of the form of Assignment attached hereto as Exhibit 2 (the "Assignment"), duly executed by the Holder, surrender of this Warrant properly endorsed at the address of the Company and payment of any necessary transfer tax or other governmental charge imposed upon such transfer. Upon any partial transfer, the Holder and Company will cause to be issued and delivered to the Holder a new Warrant or Warrants with respect to the portion of this Warrant not so transferred. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that when this Warrant shall have been so endorsed, the person in possession of this Warrant may be treated by the Company, and all other persons dealing with this Warrant, as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby, any notice to the contrary notwithstanding; provided, however that

until a transfer of this Warrant is duly registered on the books of the Company, the Company may treat the Holder hereof as the owner for all purposes.

25. WARRANT SHARE REGISTRATION. The Company has agreed to register the Warrant Shares pursuant to the Amended and Restated Registration Rights Agreement attached hereto as Exhibit 3.

26. RESTRICTIONS ON TRANSFER. The Holder, by acceptance hereof, agrees that, absent an effective registration statement filed with the SEC under the Securities Act, covering the disposition or sale of this Warrant or the Common Stock issued or issuable upon exercise hereof or the Common Stock issuable upon conversion thereof, as the case may be, and registration or qualification under applicable state securities laws, such Holder will not sell, transfer, pledge, or hypothecate any or all such Warrants or Common Stock, as the case may be, unless either (i) the Company has received an opinion of counsel, in form and substance reasonably satisfactory to the Company, to the effect that such registration is not required in connection with such disposition or (ii) the sale of such securities is made pursuant to SEC Rule 144.

27. COMPLIANCE WITH SECURITIES LAWS. By acceptance of this Warrant, the Holder hereby represents, warrants and covenants either that (i) he/she/it is an "accredited investor" as that term is defined under Rule 501 of Regulation D ("U.S. Holder") or (ii) he/she it is not a U.S. Person, as defined in Rule 901 of Regulation S, promulgated under the Securities Act ("Offshore Holder"); that any shares of stock purchased upon exercise of this Warrant or acquired upon conversion thereof shall be acquired for investment only and not with a view to, or for sale in connection with, any distribution thereof; that the Holder has had such opportunity as such Holder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Holder to evaluate the merits and risks of its investment in the Company; that the Holder is able to bear the economic risk of holding such shares as may be acquired pursuant to the exercise of this Warrant for an indefinite period; that the Holder understands that the shares of stock acquired pursuant to the exercise of this Warrant or acquired upon conversion thereof will not be registered under the Securities Act (unless otherwise required pursuant to exercise by the Holder of the registration rights, if any, previously granted to the Holder) and will be "restricted securities" within the meaning of Rule 144 under the Securities Act and that the exemption from registration under Rule 144 will not be available for at least one year (or such shorter holding period as in required under the Rule 144 as in effect at the applicable time) from the date of exercise of this Warrant, and even then will not be available unless a public market then exists for the stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with.

Further:

(a) Each U.S. Holder represents, warrants and covenants that all stock certificates representing shares of stock issued to such U.S. Holder upon exercise of this Warrant or upon conversion of such shares may have affixed thereto a legend substantially in the following form:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO

THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT."

(b) Each Offshore Holder represents, warrants and covenants that all stock certificates representing shares of stock issued to such Offshore Holder upon exercise of this Warrant or upon conversion of such shares may have affixed thereto a legend substantially in the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (TOGETHER WITH THE REGULATIONS PROMULGATED THEREUNDER, THE "SECURITIES ACT"), OR ANY STATE OR OTHER SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF WITHIN THE UNITED STATES (AS THAT TERM IS DEFINED IN REGULATION S PROMULGATED UNDER THE SECURITIES ACT) OR TO A U.S. PERSON (AS THAT TERM IS DEFINED IN REGULATION S) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FILED UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. ANY PERSON ACCEPTING ANY INTEREST IN THE SECURITIES REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING SUCH SECURITIES IN AN OFFSHORE TRANSACTION PURSUANT TO RULE 903 OR 904 OF REGULATION S."

28. NO RIGHTS OR LIABILITIES AS STOCKHOLDERS. This Warrant shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company. In the absence of affirmative action by such Holder to purchase Common Stock by exercise of this Warrant, no provisions of this Warrant, and no enumeration herein of the rights or privileges of the Holder hereof shall cause such Holder hereof to be a holder of the Company for any purpose.

29. NOTICES. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, return receipt requested, or by telecopier, or by email or otherwise delivered by hand or by messenger, addressed or telecopied to the person to whom such notice or communication is being given at its address set forth after its signature hereto. In order to be effective, a copy of any notice or communication sent by telecopier or email must be sent by registered or certified mail, postage prepaid, return receipt requested, or delivered personally to the person to whom such notice or communication is being at its address set forth after its signature hereto. If notice is provided by mail, notice shall be deemed to be given five (5) business days after proper deposit with the United States mail or nationally recognized overnight courier, or immediately upon personally delivery thereof, to person to whom such notice or communication is being at such address. If notice is provided by telecopier, notice shall be deemed to be given upon confirmation by the telecopier machine of the receipt of such notice at the telecopier number provided above. If notice is provided by email, notice shall be deemed to be given upon confirmation by the sender's email program of the receipt of such notice at the email address provided after the signature of the person to whom such notice or communication is being. The addresses set forth after the signatures hereto may be changed by written notice complying with the terms of this Section 13.

30. HEADINGS. The headings in this Warrant are for purposes of convenience in reference only, and shall not be deemed to constitute a part hereof.

31. GOVERNING LAW. This Warrant shall be construed and enforced in accordance with, and governed by, the laws of the State of California.

32. NOTICES OF RECORD DATE. In case:

32.1 the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant), for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities or to receive any other right; or

32.2 of any consolidation or merger of the Company with or into another corporation, any capital reorganization of the Company, any reclassification of the capital stock of the Company, or any conveyance of all or substantially all of the assets of the Company to another corporation in which holders of the Company's stock are to receive stock, securities or property of another corporation; or

32.3 of any voluntary dissolution, liquidation or winding-up of the Company; or

32.4 of any redemption of any outstanding capital stock of the Company; then, and in each such case, the Company will mail or cause to be mailed to the Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation, winding-up, redemption or conversion is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such stock or securities as at the time are receivable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be delivered at least thirty (30) days prior to the date therein specified.

33. SEVERABILITY. If any term, provision, covenant or restriction of this Warrant is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Warrant shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

34. COUNTERPARTS. For the convenience of the parties, any number of counterparts of this Warrant may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

35. SATURDAYS, SUNDAYS AND HOLIDAYS. If the Expiration Date falls on a Saturday, Sunday or legal holiday, the Expiration Date shall automatically be extended until 5:00 p.m. on the next business day.

36. DISPUTES. In the case of a dispute as to the determination of the Purchase Price or arithmetic calculation of the securities or other property, the Company shall promptly issue and deliver to Holder the securities or other property that are not subject to dispute.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the date first written above.

COLOREP, INC.

By: ______________________________
Name: Larry Levy
Title: Chief Executive Officer
Address for Notices:

Colorep, Inc.
9119 Milliken Avenue
Rancho Cucamonga, CA 91730
Fax (909) 484-6966
Attention: Chief Executive Officer

CARTHEW BAY TECHNOLOGIES, INC.

By: ______________________________
Name:
Title:
Address for Notices:

EXHIBIT 1

NOTICE OF EXERCISE

(To be executed upon exercise of Warrant)

_________________ WARRANT NO. ___

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder, securities of Colorep, Inc., as provided for therein, and tenders herewith payment of the exercise price in full in the form of cash or a certified or official bank check in same-day funds in the amount of US$____________ for _________ of such securities.

Please issue a certificate or certificates for such securities in the name of, and pay any cash for any fractional share to (please print name, address and social security number):

Name: ___________________________

Address: ___________________________
____
____

Signature: ___________________________

Note: The above signature should correspond exactly with the name on the first page of this Warrant Certificate or with the name of the assignee appearing in the assignment form below.

If said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder rounded up to the next higher whole number of shares.

EXHIBIT 2
ASSIGNMENT

(To be executed only upon assignment of Warrant Certificate) **WARRANT NO. __**

For value received, hereby sells, assigns and transfers unto ________________________ the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________________ attorney, to transfer said Warrant Certificate on the books of the within-named Company with respect to the number of Warrants set forth below, with full power of substitution in the premises:

Name(s) of Assignee(s)	Address	# of Warrants

And if said number of Warrants shall not be all the Warrants represented by the Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the Warrants registered by said Warrant Certificate.

Dated:_________________________, 200_

Signature:____________________________

Notice: The signature to the foregoing Assignment must correspond to the name as written upon the face of this security in every particular, without alteration or any change whatsoever; signature(s) must be guaranteed by an eligible guarantor institution (banks, stock brokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program) pursuant to Securities and Exchange Commission Rule 17Ad-15.

Exhibit D

Investors' Rights Agreement

COLOREP, INC.

THIRD AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This Third Amended and Restated Investors' Rights Agreement (the "**Agreement**") is entered into as of [__________], 2010, by and among Colorep, Inc., a California corporation (the "**Company**"), and the parties listed on Schedule A hereto (referred to hereinafter as the "**Preferred Holders**" and each individually as a "**Preferred Holder**").

RECITALS

WHEREAS, in connection with the purchase by the "Series A Holder" (as hereinafter defined) of 1,347,286 shares of the Company's Series A Preferred Stock and warrants exercisable for 13,472,859 shares of Common Stock pursuant to that certain Series A Preferred Stock and Warrant Purchase Agreement (the "**Series A Purchase Agreement**") as of March 3, 2009, as well as 262,501 additional shares of Series A Preferred Stock and warrants exercisable for 2,625,010 additional shares of Common Stock pursuant to that certain Additional Series A Preferred Stock and Warrant Purchase Agreement dated as of March 17, 2009 (together with the Series A Purchase Agreement, the "**Series A Purchase Agreements**") (shares of the Series A Preferred Stock issued pursuant to the Series A Purchase Agreements collectively, the "**Series A Stock**", the warrants described in the Series A Purchase Agreements, collectively, the "**Series A Warrants**", and the shares issued upon exercise of the Series A Warrants, collectively, the "**Series A Warrant Shares**"), the Series A Holder and the Company executed that certain Investors Rights Agreement dated as of March 3, 2009, as amended March 17, 2009;

WHEREAS, in connection with the purchase by the "Series B Holders" (as hereinafter defined) of 4,444,359 shares of the Company's Series B Preferred Stock (the "**Series B Stock**") and warrants (the "**Series B Warrants**") exercisable for [________] shares of Common Stock (the "**Series B Warrant Shares**") pursuant to that certain Series B Preferred Stock and Warrant Purchase Agreement as of July 9, 2009 and effective as of various closing dates (the "**Series B Purchase Agreement**"), the Series B Holders and the Company executed that certain Second Amended and Restated Investors Rights Agreement dated as of July 9, 2009 and effective as of various closing dates (the "**Amended Agreement**");

WHEREAS, the "Investor" (as hereinafter defined) is receiving an aggregate of 714,005 shares of the Company's Series C Preferred Stock (the "**Series C Stock**") and warrants (the "**Series C Warrants**") exercisable for up to 7,140,050 shares of Common Stock (the "**Series C Warrant Shares**") and 2,697,392 shares of Common Stock (the "**Conversion Common Shares**") pursuant to the conversion of that certain Amended and Restated Convertible Debenture dated [_____________], 2010 (the "**Debenture**"; such conversion, the "**Conversion**");

WHEREAS, the obligations in the Debenture are conditioned upon the execution and delivery of this Agreement; and

WHEREAS, in connection with the consummation of the Conversion, the parties desire to amend and restate the Amended Agreement in order to (a) grant certain participation rights, information rights and other rights to the Preferred Holders, as set forth below and (b) obtain the Preferred Holders' agreement to vote their Series A Stock, Series B Stock and/or Series C Stock, as applicable (as well as any shares of Common Stock owned by such Preferred Holders), in accordance with the terms set forth below.

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto mutually agree as follows:

37. General.

37.1 Definitions. As used in this Agreement the following terms shall have the following respective meanings:

"Commission" or **"SEC"** shall mean the U.S. Securities and Exchange Commission.

"Common Stock" shall mean the Company's Common Stock.

"Conversion Shares" shall mean the shares of Common Stock into which the Series A Stock, Series B Stock and/or the Series C Stock may be converted.

"Deemed Liquidation" shall mean a merger, acquisition, sale of voting control or sale or other disposition of substantially all of the assets of the Company in which the stockholders of the Company immediately prior to such transaction do not own a majority of the outstanding shares of the surviving corporation immediately following such transaction, unless such Deemed Liquidation is waived by holders of a majority of the Series A Stock, Series B Stock and Series C Stock, in the aggregate, then outstanding.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Exempt Issuance" shall mean the issuance of (a) shares of Common Stock or options to employees, officers or directors of the Company pursuant to any stock or option plan or other arrangement duly adopted by the Board of Directors of the Company, (b) securities upon the exercise of or conversion of any securities issued hereunder, or convertible securities, options or warrants issued and outstanding on the date hereof, including all securities issued or issuable pursuant to the Conversion, and (c) securities issued pursuant to strategic transactions with an operating company in a business synergistic with the business of the Company and in which the Company primarily receives strategic benefits rather than financial benefits or pursuant to acquisitions, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

"Holder" shall mean any person owning or having the right to acquire Subject Securities that have not been sold to the public or any assignee of record of such Subject Securities.

"**Investor**" shall mean Carthew Bay Technologies, Inc.

"**Preferred Holders**" shall mean, collectively, the Series A Holder, Series B Holder and the Investor.

"**Preferred Warrants**" shall mean the Series A Warrants, Series B Warrants and/or the Series C Warrants.

"**Public Sale**" shall mean any sale of securities to the public pursuant to (i) an offering registered under the Securities Act or (ii) the provisions of Rule 144 (or any similar rule or rules then in effect) under the Securities Act.

"**Qualified Public Offering**" shall mean a firmly underwritten public offering of shares of Common Stock at a per share price not less than $1.90 (as adjusted for stock splits, dividends and the like) per share and for a total offering of not less than Fifty Million Dollars ($50,000,000) before Selling Expenses.

"**Quercus**" shall mean The Quercus Trust.

"**Securities Act**" shall mean the Securities Act of 1933, as amended.

"**Selling Expenses**" shall mean all underwriting discounts and selling commissions applicable to the sale.

"**Series A Holder**" shall mean Quercus.

"**Subject Securities**" shall mean (a) all shares of the Company's Common Stock issued or issuable upon conversion of the Series A Stock, Series B Stock and Series C Stock, (b) any Common Stock issued or issuable upon the exercise of the Preferred Warrants, (c) the Conversion Common Shares and (d) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities.

38. Rights of First Refusal.

38.1 Subsequent Offerings. So long as a Preferred Holder (with entities controlled by or in common control with such Preferred Holder) shall own shares equal in aggregate to at least 5% of the outstanding Common Stock on a fully diluted, as converted basis, comprised of: (i) the Conversion Shares, and/or (ii) the Company's Common Stock issued in any prior offering(s) (as adjusted for stock splits and combinations) (a "**Major Investor,**" *provided however*, that under no circumstances shall the Investor be considered a Major Investor), such Major Investor shall have a right of first refusal to purchase its *pro rata* share of all Equity Securities (as defined below) that the Company may propose to sell and issue after the closing of the Conversion. Each Major Investor's *pro rata* share is equal to the ratio of (a) the number of shares of the Company's Common Stock (including issued or issuable Conversion Shares and the exercise of any other outstanding warrants or options) of which such Major Investor is deemed to be a holder immediately prior to the issuance of such Equity Securities to (b) the total number of shares of outstanding Common Stock (including issued or issuable Conversion Shares and the exercise of any other outstanding warrants or options) immediately prior to the issuance of the

Equity Securities. The term **"Equity Securities"** shall specifically exclude the Excluded Securities referenced in Section 2.6 herein and shall mean (i) any Common Stock, Preferred Stock or other equity security of the Company, (ii) any security convertible, with or without consideration, into any Common Stock, Preferred Stock or other equity security (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Common Stock, Preferred Stock or other security or (iv) any such warrant or right.

38.2 Exercise of Rights. If the Company proposes to issue Equity Securities, it shall give each Major Investor written notice of its intention, describing the Equity Securities, the price and the terms and conditions upon which the Company proposes to issue the same. Each Major Investor shall have twenty (20) days from the giving of such notice to agree to purchase its *pro rata* share of the Equity Securities for the price and upon the terms and conditions specified in the notice by giving written notice to the Company and stating therein the quantity of Equity Securities to be purchased. Notwithstanding the foregoing, the Company shall not be required to offer or sell such Equity Securities to any Major Investor who would cause the Company to be in violation of applicable federal or state securities laws by virtue of such offer or sale.

38.3 Issuance of Equity Securities to Other Persons. If not all of the Major Investors elect to purchase their *pro rata* share of the Equity Securities, then the Company shall promptly notify in writing the Major Investors who do so elect and shall offer such Major Investors the right to acquire such unsubscribed shares. Such Major Investors shall have seven (7) days after receipt of such notice to notify the Company in writing of their election to purchase all or a portion thereof of the unsubscribed shares. If the Major Investors fail to exercise in full their rights of first refusal, the Company shall have ninety (90) days thereafter to sell the Equity Securities in respect of which the Major Investors' rights were not exercised, at a price and upon general terms and conditions materially no more favorable to the purchasers thereof than specified in the Company's notice to the Major Investors pursuant to Section 2.2 hereof. If the Company has not sold such Equity Securities within 180 days of the notice provided pursuant to Section 2.2, the Company shall not thereafter issue or sell such Equity Securities without first re-offering such securities to the Major Investors in the manner provided above.

38.4 Termination and Waiver of Rights of First Refusal. The rights of first refusal established by this Section 2 shall terminate upon the closing of a Qualified Public Offering. The rights of first refusal established by this Section 2 may be amended, or any provision waived with the written consent of Major Investors holding a majority of the Subject Securities then outstanding, or as permitted by Section 7.6.

38.5 Transfer of Rights of First Refusal. The rights of first refusal of each Major Investor under this Section 2 may be transferred by a Major Investor to a transferee or assignee of Subject Securities which (a) is a subsidiary, parent, general partner, limited partner, retired partner, member or retired member of a Major Investor; (b) is a Major Investor's family member or trust for the benefit of an individual Major Investor; (c) acquires sufficient shares of Subject Securities to qualify as a Major Investor; or (d) in the case of Quercus, is a beneficiary or donee of Quercus; provided, however, (i) the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the securities with respect to which such rights of first refusal right are being assigned and (ii) such transferee shall agree to be subject to all restrictions set forth in this Agreement.

38.6 Excluded Securities. The rights of first refusal established by this Section 2 shall have no application to any of the following Equity Securities:

(a) Equity Securities issued pursuant to an offering by the Company for which the Company files a registration statement under the Securities Act;

(b) Equity Securities issued further to Exempt Issuances; and

(c) shares of Common Stock or any Preferred Stock of the Company (including Series A Stock, Series B Stock and/or Series C stock) issued in connection with any stock split or subdivision, stock dividend or other distribution to holders of such Common Stock or Preferred Stock payable in shares of Common Stock or Preferred Stock, or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock or Preferred Stock without payment of any consideration (including the additional shares of Common Stock or Preferred Stock issuable upon conversion or exercise thereof).

39. Covenants of the Company.

39.1 Basic Financial Information and Reporting.

(a) The Company will maintain true books and records of account in which full and correct entries will be made of all its business transactions pursuant to a system of accounting established and administered in accordance with generally accepted accounting principles consistently applied, and will set aside on its books all such proper accruals and reserves as shall be required under generally accepted accounting principles consistently applied.

(b) As soon as practicable after the end of each fiscal year of the Company, and in any event within ninety (90) days thereafter, the Company will furnish each Investor a balance sheet of the Company, as at the end of such fiscal year, and a statement of operations, statement of stockholders' equity and statement of cash flows of the Company, for such year, all prepared in accordance with U.S. generally accepted accounting principles consistently applied and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail.

(c) The Company will furnish each Major Investor, as soon as practicable after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, and in any event within forty-five (45) days thereafter, a balance sheet of the Company as of the end of each such quarterly period, and a statement of operations, statement of stockholders' equity and statement of cash flows of the Company for such period and for the current fiscal year to date, prepared in accordance with U.S. generally accepted accounting principles, with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made.

(d) The Company will furnish each such Major Investor (i) at least thirty (30) days prior to the beginning of each fiscal year an annual budget and operating plans for such fiscal year (and as soon as available, any subsequent revisions thereto); and (ii) as soon as practicable after the end of each quarter, and in any event within twenty (20) days thereafter, a balance sheet of the Company as of the end of each such quarter, and a statement of operations, statement of stockholders' equity and statement of cash flows of the Company for such quarter and for the current fiscal year to date, including a comparison to plan figures for such period, prepared in accordance with U.S. generally accepted accounting principles consistently applied, with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made.

(e) The Company will furnish such other information relating to the financial condition, business or corporate affairs of the Company as the Major Investor may from time to time request, provided, however, that the Company shall not be obligated under this subsection (e) or any other subsection of Section 3.1 to provide information that it deems in good faith to be a trade secret or similar confidential information.

(f) Each Major Investor shall be entitled to inspection and visitation rights equal to the rights of a member of the Board of Directors of the Company.

39.2 Confidentiality of Records. Each Preferred Holder agrees to use, and to use its best efforts to insure that its authorized representatives use, the same degree of care as such Investor uses to protect its own confidential information to keep confidential any information furnished to it which the Company identifies as being confidential or proprietary (so long as such information is not in the public domain), except that such Preferred Holder may disclose such proprietary or confidential information to any partner, subsidiary or parent of such Investor for the purpose of evaluating its investment in the Company as long as such partner, subsidiary or parent is advised of, and agrees to be bound by, the confidentiality provisions of this Section 3.2.

39.3 Rights of Certain Holders of Common Stock. The foregoing information shall also be provided to any holder of Common Stock who owns more than five percent (5%) of the Company's Common Stock on a fully diluted basis.

39.4 Termination of Covenants. All covenants of the Company contained in Section 3 of this Agreement shall expire and terminate as to each Preferred Holder upon the first to occur of the Company becoming subject to the reporting requirements of the Exchange Act, the closing of a Qualified Public Offering, or a winding up, liquidation, or Deemed Liquidation of the Company.

40. Other Covenants of the Company.

40.1 Employment, Confidential Information and Invention Assignment Agreements. The Company will maintain a policy requiring each person now or hereafter employed by it or any subsidiary with access to confidential information to enter into an Employment, Confidential Information and Invention Assignment Agreement substantially in a form approved by the Board of Directors.

40.2 Board Expenses. The Company shall reimburse expenses of the directors for out of pocket costs incurred in attending meetings of the Board and other meetings or events attended on behalf of the Company at the Company's request.

40.3 Equity Incentive Plan Restrictions. The Company's Equity Incentive Plan shall provide and shall continue to provide for a right of first refusal (the "**ROFR**") on all transfers of Common Stock. The Company will not issue any shares of its Common Stock (other than upon the conversion of Preferred Stock) without requiring the purchaser thereof to agree to a ROFR. If the Company elects not to exercise its right, the Company shall assign its right to the Major Investors. All covenants of the Company contained in this Section 4.3 shall expire and terminate as to each Preferred Holder upon the Company becoming subject to the reporting requirements of the Exchange Act.

41. Preferred Holders' Agreement Regarding Board of Directors.

41.1 Composition of Board of Directors Upon Amendment of Company's Bylaws. Concurrent with the execution of this Agreement, the Board of Directors (the "**Board**") shall set

the size of the Board at seven (7), with the holders of the Series A Stock, voting as a separate class, entitled to elect two (2) members of the Board, the holders of the Series B Stock, voting as a separate class, entitled to elect two (2) members of the Board, the holders of the Series C Stock, voting as a separate class, entitled to elect one (1) member of the Board, the holders of Common Stock, voting as a separate class, entitled to elect one (1) member of the Board, and the final member of the Board to be elected by the holders of Common Stock, holders of Series A Stock, holders of Series B Stock and holders of Series C Stock, voting together as a single class on an as-converted basis. Any directors to be elected by the holders of Series A Stock are hereinafter referred to as **"Series A Directors"**, any directors to be elected by the holders of Series B Stock are hereinafter referred to as the "**Series B Directors**," and director to be elected by the holders of Series C Stock are hereinafter referred to as the "**Series C Director**," the director to be elected by the holders of Common Stock alone is hereinafter referred to as the "**Common Director**" and the final director is hereinafter referred to as the "**Combined Director**." In connection with the election of the Combined Director, the Preferred Holders shall vote their shares of Preferred Stock and Common Stock in favor of the Company's Chief Executive Officer as the Combined Director.

41.2 Loss of Voting Rights. At such time as the Series A Holder owns less than 7.5% of the outstanding Common Stock of the Company on a fully diluted basis, including all Conversion Shares and all shares of Common Stock issued in prior offerings, the Series A Holder shall lose its rights as holder of Series A Stock to elect members of the Board, voting as a separate class. At such time as the Series B Holders, in the aggregate own less than 7.5% of the outstanding Common Stock of the Company on a fully diluted basis, including all Conversion Shares and all shares of Common Stock issued in prior offerings and/or shares of Common Stock issued upon exercise of warrants issued in prior offerings, the Series B Holders shall lose their rights as holders of Series B Stock to elect members of the Board, voting as a separate class. At such time as the Investor owns less than 50% of the Series C Stock initially issued pursuant to the Debenture, the holders of the Series C Stock shall lose the right to elect a member of the Board, voting as a separate class.

42. Miscellaneous.

42.1 Governing Law. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California. The parties hereto hereby (a) expressly consent to the personal jurisdiction and venue of the state and federal courts located in Los Angeles County, California for any action brought by any party to interpret or enforce any provision of this Agreement and (b) agree not to assert (by way of motion, as a defense or otherwise) in any such action any claim that such legal proceeding has been brought in an inconvenient forum.

42.2 Survival. The representations, warranties, covenants, and agreements made herein shall survive any investigation made by any Holder and the closing of the transactions contemplated hereby. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of the Company pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the Company hereunder solely as of the date of such certificate or instrument.

42.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of Subject Securities from time to time; provided, however, that prior to the receipt by the Company of adequate written notice of the transfer of any Subject Securities specifying the full name and address of the transferee, the Company may deem and treat the person listed

as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends.

42.4 Entire Agreement. This Agreement, any Exhibits and Schedules hereto, the Purchase Agreement and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

42.5 Severability. In the event one (1) or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

42.6 Amendment and Waiver. Except as otherwise expressly provided, this Agreement may be amended or modified and the obligations of the Company and the rights of the Investors of this Agreement may be waived only upon the written consent of the Company and the Investors holding at least a majority of the Subject Securities.

42.7 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any Holder, upon any breach, default or noncompliance of the Company under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Holder's part of any breach, default or noncompliance under the Agreement or any waiver on such Holder's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to Holders, shall be cumulative and not alternative.

42.8 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature pages hereof or Schedule A hereto or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

42.9 Attorneys' Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

42.10 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

42.11 Additional Investors. Notwithstanding anything to the contrary contained herein, if and when the Company shall issue additional shares of its Series B Stock pursuant to the Rights Offering or in connection with Subsequent Closings, any purchaser of such shares of Series B Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed an "Investor" and "Preferred Holder" hereunder.

42.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one (1) instrument.

42.13 Aggregation of Stock. All shares held or acquired by affiliated entities (including affiliated venture capital funds) or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this **THIRD AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT** as of the date set forth in the first paragraph hereof.

COLOREP, INC.

By: ______________________________
Larry Levy
President and Chief Executive Officer

By: ______________________________
Jeff Boshears
Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto have executed this **THIRD AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT** as of the date set forth in the first paragraph hereof.

THE QUERCUS TRUST

By: ______________________________
David Gelbaum, Trustee

Address: 1835 Newport Blvd
A109-PMB467
Costa Mesa, CA 92627
Fax No. (949) 631-2325

SCHEDULE A

LIST OF PREFERRED HOLDERS

Series A Holder

Name and Address	Shares of Series A Stock	Warrants
The Quercus Trust 1835 Newport Blvd. A109-PMB467 Costa Mesa, CA 92627	1,347,286	13,472,859
The Quercus Trust 1835 Newport Blvd. A109-PMB467 Costa Mesa, CA 92627	262,501	2,625,010

Series B Holders

Name and Address	Shares of Series B Stock	Warrants
The Quercus Trust 1835 Newport Blvd. A109-PMB467 Costa Mesa, CA 92627	3,748,527	41,947,790
GWL Growth Equity c/o AGF Management Toronto Dominion Bank Tower 66 Wellington St. West, 31st Floor Toronto, Ontario M5K1E9	19,028	190,280
London Life Growth Equity c/o AGF Management Toronto Dominion Bank Tower 66 Wellington St. West, 31st Floor Toronto, Ontario M5K1E9	65,487	654,870
IG AGF Canadian Diversified Growth Fund c/o AGF Management Toronto Dominion Bank Tower 66 Wellington St. West, 31st Floor Toronto, Ontario M5K1E9	55,305	553,050

IG AGF Canadian Diversified Growth Class c/o AGF Management Toronto Dominion Bank Tower 66 Wellington St. West, 31st Floor Toronto, Ontario M5K1E9	6,382	63,820
AGF Canadian Growth Equity c/o AGF Management Toronto Dominion Bank Tower 66 Wellington St. West, 31st Floor Toronto, Ontario M5K1E9	211,086	2,110,860
Steven A. Yost, Trustee of the Steven and Kaye Yost Family Trust 1265 Lynnmere Dr. Thousand Oaks, CA 91360	7,956	79,560
Jill Shannahan c/o Michael DeCaro 230 Wixon Ave. Aptos, CA 95003	13,985	139,850
E.E. and Dorothy Shannahan, Trustees Under Revocable Trust Dated November 15, 1982 c/o Michael DeCaro 230 Wixon Ave. Aptos, CA 95003	3,899	38,990
Dolly & Robert K. Raisler Foundation 2600 Netherland Ave., Apt. 520 Riverdale, NY 10463	13,813	138,130
Wolfberg Family Trust Dated July 10, 1993 14107 Attilla Road Santa Monica, CA 90402	5,378	53,780
Michael C. Payne 1933 Smokey Ridge Avenue Westlake Village, CA 91362	323	3,230
Gerald E. Schapiro 155 Johnston Street	323	3,230

Rock Hill, NC 29731		
Nicholas Kerman 25 Eaton Mews South London, UK SW1W9HR	66,820	668,200
Stanley C. Young 19903 Summit Drive Topanga, CA 90290	108	1,080
Christian Pardee Erdman 582 Market Street, Suite 1700 San Francisco, CA 94104	30,000	300,000
Investor Company, Account #6YB00B For HNW Investments, Inc. Investor Company c/o TD Waterhouse Canada 77 Bloor St. West 3rd Floor Toronto, Ontario MSS1M2	56,474	564,740
Jean-Marc O'Brien 200 East 89th St. Apt. 21B New York, NY 10128	10,672	106,720
Gary Saxer 29621 Ridgeway Dr. Agoura Hills, CA 91301-448	108	1,080
Colin J. Reynolds 455 East Yale Loop Irvine, CA 92614	30,000	300,00
Edward J. Pratt & Nancy J. Wells Trust as Joint Tenants c/o Colin J. Reynolds 455 East Yale Loop Irvine, CA 92614	1,000	10,000
Nancy J. Wells Revocable Trust November 1991 c/o Colin J. Reynolds 455 East Yale Loop Irvine, CA 92614	7,019	70,190

Ed St. Amour P.O. Box 15030 Irvine, CA 92623	5,000	50,000
M. McCary Trust c/o M. (Kate) McCary 1611 Arch Bay Dr. Newport Beach, CA 92660	1,076	10,760
Adele Suslak 475 Park Ave. New York City, NY 10022	538	5,380
Business Development Group 177 Riverside Drive Newport Beach, CA 92663	10,000	100,000
William and Cherri Salesky Family Trust 10 Shooting Star Irvine, CA 92604	2,744	27,440
William Salesky 10 Shooting Star Irvine, CA 92604	108	1,080
Steven L. Skancke 9065 Leesburg Pike Suite 305 Vienna, VA 22182	767	7,670
J. Joseph Garrahy 63 Starr Dr. Narragansett, RI 02882	982	9,820
Michael H. Cardozo 1100 Connecticut Ave. Suite 725 Washington, DC 20036	767	7,670
The Ariadna Miller Trust – 1995 1100 Connecticut Ave. Suite 725 Washington, DC 20036	1,345	13,450
Blackmont Capital, Inc. in Trust for	7,500	75,000

Philip Benson A/C 010670F1 154 Degrassi St. Toronot, Ontario, Canada M4M2K7		
Bonita Bullock Julian 1244 Pole Branch Lake Wylie, SC 29710	50,000	500,000
Stephen J. Fryer 2361 Campus Dr. Suite 101 Irvine, CA 92612	100	1,000
C. Leonard Gordon 1400 Fifth Avenue New York, NY 10026	10,757	107,570
Victor R. Dario 8001 Zurich, Lowenstrasse 2	5,000	50,000

Series C Holders

Name and Address	Shares of Series C Stock	Warrants
Carthew Bay Technologies, Inc. Brookfield Place 181 Bay Street, Suite 2500 Toronto, Ontario, Canada M5J 2T7	714,005	7,140,050

Exhibit E

Registration Rights Agreement

COLOREP, INC.
THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS THIRD AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of [_______], 2010 ("Effective Date") by and among COLOREP, INC., a California corporation (the "Company"), Carthew Bay Technologies, Inc. as the purchaser of the Company's Series C Preferred Stock, shares of the Company's Common Stock and Warrants (the "Series C Holder") pursuant to the conversion of that certain Amended and Restated Convertible Debenture dated [_____], 2010 (the "Debenture"), the purchasers of the Company's Series B Preferred Stock and Warrants ("Series B Holders") pursuant to that certain Series B Preferred Stock and Warrant Purchase Agreement dated July 9, 2009 and effective as of various closing dates (the "Series B Purchase Agreement"), the purchaser of the Company's Series A Preferred Stock and Warrants of the Company (the "Series A Holder") pursuant to that certain Series A Preferred Stock and Warrant Purchase Agreement dated March 3, 2009 and that certain Additional Series A Preferred Stock and Warrant Agreement dated as of March 17, 2009 (together, the "Series A Purchase Agreements") (the Series A Purchase Agreements, Series B Purchase Agreement and Debenture, collectively, the "Preferred Stock Purchase Agreements"), and the purchasers of shares of the Company's Common Stock and Warrants of the Company (the "Common Holders") pursuant to that certain Amended and Restated Common Stock and Warrant Agreement dated as of January 31, 2008 ("Common Stock Purchase Agreement") (the Series A Holder, the Series B Holders, the Series C Holder and Common Holders collectively, the "Holders").

WHEREAS, the Company and the Common Holders entered into that certain Amended and Restated Registration Rights Agreement made as of January 31, 2008 in connection with the Common Holders' purchase of 29,289,522 shares of the Common Stock of the Company (the "Common Shares") and Warrants (the "Common Warrants") exercisable for 21,935,752 additional shares of Common Stock (the "Common Warrant Shares");

WHEREAS, the Company and the Series A Holder entered into that certain Amended and Restated Registration Rights Agreement made as of March 17, 2009 in connection with the Series A Holder's purchase of 1,609,787 shares of the Series A Preferred Stock of the Company (the "Series A Shares") and Warrants (the "Preferred A Warrants") exercisable for 16,097,869 additional Shares of Common Stock;

WHEREAS, the Company and the Series B Holders entered into that certain Second Amended and Restated Registration Rights Agreement made as of July 9, 2009 and effective as of various closing dates (the "Prior Rights Agreement") in connection with the Series B Holders' purchase of 4,444,359 shares of Series B Preferred Stock of the Company (the "Series B Shares") and Warrants the "Preferred B Warrants") exercisable for [__________] additional Shares of Common Stock;

WHEREAS, pursuant to the Debenture, the Company is issuing to the Series C Holder as of the date hereof an aggregate of 714,005 shares of Series C Preferred Stock of the Company ("Series C Shares"), 2,697,392 shares of Common Stock ("Conversion Common Shares") and Warrants exercisable for up to 7,140,050 additional shares of Common Stock (the

"Preferred C Warrants"; the Series A Shares, Series B Shares and Series C Shares together, the "Preferred Shares," and the Preferred A Warrants, the Preferred B Warrants and the Preferred C Warrants together, the "Preferred Warrants"); and

WHEREAS, in conjunction with the sale of the securities further to the Debenture, the Common Holders and the Series A Holder and Series B Holders desire to amend and restate in its entirety the Prior Rights Agreement and include the Series C Holder as a party thereto.

NOW, THEREFORE, the parties hereto hereby covenant and agree as follows:

1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

"Commission" shall mean the U.S. Securities and Exchange Commission.

"Common Stock" shall mean the Common Stock of the Company.

"Cutback Shares" shall mean any of the Registrable Securities not included in the Registration Statement as a result of a limitation on the maximum number of shares of Common Stock of the Company permitted to be registered by the staff of the Commission pursuant to Rule 415.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Holder" or "Holders" shall mean any Person or Persons to whom Registrable Securities were originally issued or qualifying transferees under this Agreement who hold Registrable Securities.

"Liquidity Event" shall mean (i) any merger, consolidation or business combination of the Company with any other entity other than an affiliate of the Company and pursuant to which the Company is not the surviving entity, (ii) any sale of all or substantially all of the assets of the Company, or (iii) any bona fide offer by the Company or a third party, approved by the Company's board of directors, to purchase, at a price not less than fair market value, all or substantially all of the securities of the Company.

"Placement Agent" shall mean Merriman Curhan Ford & Co., Inc., Ardour Securities LLC and/or any other placement agent engaged by the Company.

"Prospectus" shall mean the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

"Public Sale" shall mean any sale of securities to the public pursuant to (i) an offering registered under the Securities Act or (ii) the provisions of Rule 144 (or any similar rule or rules then in effect) under the Securities Act.

"Qualified Public Offering" shall mean a firmly underwritten public offering of shares of Common Stock at a per share price not less than $1.90 (as adjusted for stock splits, dividends and the like) per share and for a total offering of not less than Fifty Million Dollars ($50,000,000) before Selling Expenses.

"Register," "registered" and "registration" shall mean a registration effected by preparing and filing a registration statement or statements or similar documents in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement or document by the Commission.

"Registrable Securities" shall mean (i) the Common Shares issued under the Common Stock Purchase Agreement; (ii) the Common Warrant Shares issued under the Common Stock Purchase Agreement; (iii) any Common Stock issued or issuable upon conversion of the Preferred Shares issued under the Preferred Purchase Agreements; (iv) any Common Stock issued or issuable upon exercise of the Preferred Warrants; (v) Common Stock issued to any Holder upon exercise of warrants issued pursuant to a note purchase agreement dated prior to the date of the Series A Purchase Agreement; (vi) the Conversion Common Shares, and (vii) Common Stock issued with respect to or in exchange for or in replacement of stock referred to in (i) - (vi) hereof. As to any particular shares of Common Stock constituting Registrable Securities, such shares shall cease to be Registrable Securities when they have been transferred in a Public Sale in a transaction such that all transfer restrictions and restrictive legends under the Securities Act with respect thereto are or may be removed upon consummation of such sale, or shares which have been sold in a private transaction in which the transferor's rights under this Agreement are not validly assigned in accordance with this Agreement.

"Requisite Period" shall mean, (i) with respect to a firm commitment underwritten public offering, the period commencing on the effective date of the registration statement and ending on the date each underwriter has completed the distribution of all securities purchased by it, and, (ii) with respect to any other registration, the period commencing on the effective date of the registration statement and ending on the earlier of the date on which the sale of all Registrable Securities covered thereby is completed or 90 days after such effective date (or 180 days in the event of a Registration Statement on Form S-3 or any successor form thereto).

"Rule 415" shall mean Rule 415 promulgated under the Securities Act or any successor rule providing for offering securities on a continuous or delayed basis.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Selling Expenses" shall have the meaning set forth in Section 8.

2. [Intentionally omitted.]

3. Demand Registration.

(a) If (X) the Company shall receive, at any time after the earlier of (i) three (3) years from the Effective Date or (ii) three (3) months after the effective date of a Qualified Public Offering, a written request from Holders of at least a majority of the Registrable Securities (the "Initiating Holders") that the Company file a Registration Statement under the

Securities Act covering the registration of Registrable Securities pursuant to this Section 3(a), the Company shall use commercially reasonable efforts to effect a registration under the Securities Act of all such Registrable Securities requested by the Initiating Holders to be so registered as soon as practicable after receipt of the Initiating Holders' request ("Demand Notice"); or (Y) there are any Cutback Shares as a result of compliance with Commission comments regarding Rule 415, upon the written request of Holders holding at least twenty percent (20%) of the Cutback Shares, the Company shall use commercially reasonable efforts to effect a registration under the Securities Act of all Cutback Shares requested by the Holders to be so registered as soon as practicable after receipt of the Holders' request; provided, however, that the Company shall not be obligated to effect any registrations pursuant to this Section 3(a):

(i) prior to three (3) months following the effective date of a Qualified Public Offering;

(ii) during the one hundred eighty (180) day period after the effective date of a Registration Statement;

(iii) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process unless it is already subject to service in such jurisdiction and except as required by the Securities Act;

(iv) if the Company, within thirty (30) days of the receipt of the request of such Initiating Holders, gives notice of its bona fide intention to effect the filing of a registration statement with the Commission within ninety (90) days of receipt of such request (other than with respect to a registration statement relating to a Rule 145 transaction, an offering solely to employees or any other registration which is not appropriate for the registration of the Registrable Securities);

(v) if the Company furnishes to such Initiating Holders a certificate signed by the Company's Chief Executive Officer stating that in the good faith judgment of the Company's Board of Directors, it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed on or before the date filing would be required and it is therefore essential to defer the filing of such registration statement, in which case the Company shall have the right to defer such filing for a period of not more than ninety (90) days after the furnishing of such a certificate of deferral; provided, however, that this right may be exercised only once in any twelve (12)-month period; or

(vi) after the Company has effected two (2) registrations pursuant to this Section 3, and such registrations have been declared or ordered effective and have remained effective for a period of time reasonably sufficient to allow completion of the plan of distribution described in the effective registration statement.

(b) Within ten (10) days of receipt of any Demand Notice under Section 3(a) above, the Company shall give written notice (a "Company Notice") to all Holders. Thereafter, the Company shall use commercially reasonable efforts to register under the Securities Act, the number of Registrable Securities specified in the Demand Notice (and in all

notices received by the Company from other Holders within twenty (20) days after the giving of such Company Notice). If the method of disposition shall be an underwritten public offering, all Holders of the Registrable Securities to be sold in such offering shall enter into an underwriting agreement in customary form with the underwriter selected for such underwriting by the Company (which underwriter shall be reasonably acceptable to the Holders of majority of the Registrable Securities to be sold in such offering). The Company shall be obligated to register the Registrable Securities pursuant to Section 3(a) until all Registrable Securities are registered (subject to the limits described above); provided, that each such obligation shall be deemed satisfied only when a registration statement covering all Registrable Securities specified in notices received as aforesaid, shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such Registrable Securities shall have been sold pursuant thereto.

(c) If a demand registration is an underwritten offering and the managing underwriters shall advise the Company in writing that in their opinion the number of Registrable Securities requested to be included in such offering exceeds the number of shares which can be sold in an orderly manner in such offering within a price range acceptable to the requiring holders without adversely affecting the marketability of the offering, then the Company shall so advise all Holders, and the number of Registrable Securities that may be included in the registration and underwriting shall be allocated to Holders who have requested registration, according to the number of such securities owned by each.

(d) The right of the holders of Registrable Securities to request to have their securities registered in a demand registration shall terminate, as to any Holder, at such time at which all Registrable Securities held by such Holder (together with any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Securities Act.

(e) Allocation of Registrable Securities. The initial number of Registrable Securities included in a Registration Statement may decrease due to the fact that the Commission may not allow all of the Registrable Securities to be included in such Registration Statement as a result of a limitation on the maximum number of shares of Common Stock of the Company permitted to be registered by the staff of the Commission pursuant to Rule 415. Any decrease in the number of Registrable Securities included therein shall be allocated pro rata among the Holders based on the number of Registrable Securities held by each Holder at the time the Registration Statement covering such initial number of Registrable Securities is filed with the Commission. If a Holder sells or otherwise transfers any of such Holder's Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor.

4. Piggyback Registration.

(a) If the Company at any time (other than pursuant to Sections 3 or 5 hereof) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4 or S-8 and any similar successor forms) (a "Piggyback Registration"), each such time it will give prompt written notice to such effect to all

Holders at least thirty (30) days prior to such filing. Upon the written request of any such Holder, received by the Company within twenty (20) days after the giving of any such notice by the Company, to register any of its Registrable Securities, the Company will, subject to Section 4(b) below, cause all Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the Holder of such Registrable Securities so registered. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 4 without thereby incurring any liability to the Holders.

(b) In the event that any Piggyback Registration shall be, in whole or in part, an underwritten public offering of Common Stock and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and/or other securities requested to be included in such offering exceeds the number of shares which can be sold in an orderly manner in such offering within a price range acceptable to the Company without adversely affecting the marketability of the offering, then the Company will include in such registration (i) first, the securities the Company proposes to sell; (ii) second, the Registrable Securities and/or other securities requested to be included in such registration, pro rata from among the Holders according to the number of Registrable Securities held by such Holders (provided, that except in the event of a Qualified Public Offering, the amount of Registrable Securities to be included in such registration shall not be cut back below thirty percent (30%) of the total amount of Registrable Securities to be sold, unless the lead underwriter in such registration shall advise the Company and the Holders that, in such underwriters opinion, inclusion of less or none of the Holders' Registrable Securities would have a material adverse effect on the amount or price of Registrable Securities that can be sold in the offering); and (iii) third to other shareholders requesting registration pro rata.

(c) No other shareholder of the Company shall be granted demand registration rights or Piggyback Registration rights that would reduce the number of shares includable by the Holders of Registrable Securities in such registration, without the consent of the Holders of at least a majority of the Registrable Securities.

(d) The right of the holders of Registrable Securities to request to have their securities registered in a Piggyback Registration shall terminate, as to any Holder, at such time at which all Registrable Securities held by such Holder (together with any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.

5. Registration on Form S-3.

(a) In addition to the rights under Sections 3 and 4 hereof, if at any time (i) a Holder or Holders of at least fifty percent (50%) of the total Registrable Securities then outstanding request(s) that the Company file a registration statement on Form S-3 or any successor thereto for a public offering of all or any portion of the Registrable Securities held by such requesting Holder or Holders, where the reasonably anticipated aggregate price to the public of this public offering would exceed $1,000,000 and (ii) the Company is a registrant entitled to use Form S-3 or any successor thereto to register such Registrable Securities, then the

Company shall use commercially reasonable efforts to register under the Securities Act on Form S-3 or any successor thereto, the number of Registrable Securities specified in such notice; provided, however, that the Company shall not be required to effect a registration pursuant to this Section 5:

(i) at any time prior to three (3) months following the effective date of a registration statement for the offering of its securities effected under Sections 3 or 4;

(ii) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process unless it is already subject to service in such jurisdiction and except as required by the Securities Act;

(iii) if the Company, within thirty (30) days of the receipt of the request of such Holders, gives notice of its bona fide intention to effect the filing of a registration statement with the Commission within ninety (90) days of receipt of such request (other than with respect to a registration statement relating to a Rule 145 transaction, an offering solely to employees or any other registration which is not appropriate for the registration of Registrable Securities); or

(iv) if the Company furnishes to such Holders a certificate signed by the Company's Chief Executive Officer stating that in the good faith judgment of the Company's Board of Directors, it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed on or before the date filing would be required and it is therefore essential to defer the filing of such registration statement, in which case the Company shall have the right to defer such filing for a period of not more than one hundred eighty (180) days after the furnishing of such a certificate of deferral; provided, however, that this right may be exercised only once in any twelve (12)-month period.

(b) The right of the holders of Registrable Securities to request to have their securities registered on Form S-3 under this Section 5 shall terminate, as to any Holder, such earlier time at which all Registrable Securities held by such Holder (together with any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Securities Act.

6. Holdback Agreement; Power of Attorney.

(a) In connection with any registration of Registrable Securities in connection with an underwritten public offering, the holders of Registrable Securities agree, if so requested by the underwriter or underwriters, not to effect any Public Sale or distribution (including any sale pursuant to Rule 144 under the Securities Act) of any Registrable Securities, and not to effect any such Public Sale or distribution of any other equity security of the Company or of any security convertible into or exchangeable or exercisable for any equity security of the Company (in each case, other than as part of such underwritten public offering) during the seven days prior to and the 120 days following the effective date of the registration statement (other

than a registration statement on Form S-4 or S-8) with respect to such underwritten public offering if the holders of Registrable Securities were afforded the opportunity to include all of their Registrable Securities therein pursuant to Section 4.

(b) Each Holder hereby irrevocably appoints the Placement Agent (and all officers designated by the Placement Agent) ("Attorney") to act as his or its true and lawful agent and attorney-in-fact, with full power of substitution, to negotiate with the Company and the managing underwriter(s) the reasonable and customary terms and conditions of the holdback agreements of the Holders and any other restrictions on the right of such Investor to sell his or its shares of Common Stock which shall be imposed by the managing underwriter(s) for such offering No person to whom this Power of Attorney is presented, as authority for Attorney to take any action or actions contemplated hereby, shall be required to inquire into or seek confirmation from the holder of Registrable Securities as to the authority of Attorney to take any action or actions described above, or as to the existence of or fulfillment of any condition to this Power of Attorney, which is intended to grant to Attorney unconditionally the authority to take and perform the actions contemplated herein, and each Investor irrevocably waives any right to commence any suit or action, in law or equity, against any person or entity which acts in reliance upon or acknowledges the authority granted under this Power of Attorney. The Power of Attorney granted hereby is coupled with an interest, and may not be revoked or canceled by an Investor without Attorney's written consent. The Investor hereby ratifies, to the extent permitted by law, all that said Attorney shall lawfully do or cause to be done by virtue hereof.

7. **Registration Procedures**. If and whenever the Company is required by the provisions hereof to use commercially reasonable efforts to effect the registration of any Registrable Securities under the Securities Act, the Company will, subject to the foregoing, as expeditiously as possible:

(a) subject to Sections 5 and 6(a), prepare and file with the Commission a registration statement with respect to such securities within 90 days after delivery of a Demand Notice under Section 3(a) or forty-five (45) days after delivery of a Demand Notice for a registration on Form S-3 or any successor thereto pursuant to Section 5 hereof, and use commercially reasonable efforts to cause any registration statement subject to this Agreement to become effective not later than 90 days from the date of its filing and to remain effective for the Requisite Period, or within ten (10) days following receipt of a notice of "no review" from the Commission;

(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the Requisite Period and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement in accordance with the intended method of disposition set forth in such registration statement for such period;

(c) furnish to each seller of Registrable Securities and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order

to facilitate the intended disposition of the Registrable Securities covered by such registration statement;

(d) use commercially reasonable efforts (i) to register or qualify the Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Securities or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, (ii) to prepare and file in those jurisdictions such amendments (including post effective amendments) and supplements, and take such other actions, as may be necessary to maintain such registration and qualification in effect at all times for the period of distribution contemplated thereby and (iii) to take such further action as may be necessary or advisable to enable the disposition of the Registrable Securities in such jurisdictions, provided, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

(e) use commercially reasonable efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

(f) immediately notify each seller of Registrable Securities and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing and promptly amend or supplement such registration statement to correct any such untrue statement or omission;

(g) immediately notify each seller of Registrable Securities of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose and make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, obtain the lifting thereof at the earliest possible time;

(h) permit a single firm of counsel designated as selling shareholders' counsel by the holders of a majority in interest of the Registrable Securities and all other securities being registered to review the registration statement and all amendments and supplements thereto for a reasonable period of time prior to their filing (provided, however, that in no event shall the Company be required to reimburse legal fees in excess of $30,000 in the aggregate pursuant to this Section 7(h) and the Company shall not file any document in a form to which Company counsel reasonably objects;

(i) make generally available to its security holders as soon as practicable, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Rule 158 under the Securities Act)

covering a twelve (12)-month period beginning not later than the first (1st) day of the Company's next fiscal quarter following the effective date of the registration statement;

(j) if the offering is an underwritten offering, the Company will enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are usual and customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature, including, without limitation, customary holdback, indemnification and contribution provisions;

(k) if the offering is an underwritten offering, at the request of any seller of Registrable Securities, use its best efforts to furnish to such seller on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration: (i) a copy of an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters, stating that such registration statement has become effective under the Securities Act and (A) that to the knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) that the registration statement, the related prospectus and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements or other financial or statistical information contained therein) and (C) to such other effects as are customarily the subject of opinions of issuer's counsel provided to underwriters in underwritten public offerings and are reasonably requested by counsel for the underwriters and (ii) a copy of a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters (and stating that it is expressly for the benefit of and may be relied upon by the Holders), stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

(l) make available for inspection by each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(m) provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the Registration Statement;

(n) take all actions reasonably necessary to facilitate the timely preparation and delivery of certificates (not bearing any legend restricting the sale or transfer of

such securities) representing the Registrable Securities to be sold pursuant to the Registration Statement and to enable such certificates to be in such denominations and registered in such names as the Holders or any underwriters may reasonably request; and

(o) it shall be a condition precedent to the obligations of the Company to take any action in connection with each registration subject to this Agreement, that the sellers of Registrable Securities furnish to the Company in a timely manner in writing such information with respect to themselves and the proposed distribution by them as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws.

(p) include in each Prospectus and Registration Statement the plan of distribution requested by Holders of Registrable Securities requesting registration hereunder, which plan of distribution shall be consistent with that attached hereto as Exhibit A (the "Plan of Distribution"), unless and to the extent that such Plan of Distribution requires modification due to inaccuracy or due to a change in the Commission's rules and regulations under the Securities Act.

8. Expenses. All expenses incurred by the Company in complying with Sections 3, 4 and 5, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., fees of transfer agents and registrars, costs of insurance and fees and disbursements of one counsel for the sellers of Registrable Securities and all other securities being registered, but excluding any Selling Expenses, are called "Registration Expenses." All underwriting discounts and selling commissions applicable to the sale of Registrable Securities are called "Selling Expenses."

Subject to the limitation on legal expenses set forth in Section 7(h) herein, the Company will pay all Registration Expenses in connection with each registration statement filed hereunder. All Selling Expenses in connection with each registration statement shall be borne by the participating sellers in proportion to the number of Registrable Securities sold by each or as they may otherwise agree.

9. Indemnification and Contribution.

(a) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to the terms of this Agreement, the Company will indemnify and hold harmless and pay and reimburse each seller of such Registrable Securities thereunder, each underwriter of Registrable Securities thereunder and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, from and against, and pay or reimburse them for, any losses, claims, expenses, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Securities were registered under the Securities Act pursuant hereto, any preliminary prospectus (unless

superseded by a final prospectus) or final prospectus contained therein, or any amendment or supplement thereof, or (ii) the omission or alleged omission to state in any such registration statement a material fact required to be stated therein or necessary to make the statements therein not misleading or, with respect to any prospectus, necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) any violation or alleged violation of the Securities Act or any state securities or blue sky laws applicable to the Company and relating to action or inaction required by the Company in connection with the offering of Registrable Securities and specifically will reimburse each such seller, each underwriter and each such controlling person for any legal or other expenses reasonably incurred by it in connection with investigating or defending any such loss, claim, damage or liability (or action in respect thereof); provided, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability (or action in respect thereof) arises out of or is based upon the Company's reliance on an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by any such seller, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus; provided, further, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability (or action in respect thereof) arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission in such registration statement or prospectus, which untrue statement or alleged untrue statement or omission or alleged omission is completely corrected in an amendment or supplement to the registration statement or prospectus and such seller or such controlling person thereafter fails to deliver or cause to be delivered such registration statement or prospectus as so amended or supplemented prior to or concurrently with the Registrable Shares to the person asserting such loss, claim, damage or liability (or action in respect thereof) or expense after the Company has furnished such seller or such controlling person with the same.

(b) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant hereto, each seller of such Registrable Securities thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company and each underwriter and each person who controls any underwriter within the meaning of the Securities Act from and against all losses, claims, expenses, damages or liabilities, joint or several, to which the Company or such officer, director, or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based on any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Securities were registered under the Securities Act pursuant hereto, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage or liability (or action in respect thereof); provided, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information

pertaining to such seller furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus; provided, further, that the liability of each seller hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of the Registrable Securities sold by such seller under such registration statement bears to the total public offering price of all securities sold thereunder, but not in any event to exceed the proceeds received by such seller from the sale of Registrable Securities covered by such registration statement. Notwithstanding the foregoing, the indemnity provided in this Section 9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or expense if such settlement is effected without the consent of such indemnified party, which shall not be unreasonably withheld.

(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action or claim, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 9 and shall only relieve it from any liability which it may have to such indemnified party under this Section 9 if and to the extent the indemnifying party is materially prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Securities exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 9, then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the

portion represented by the percentage that the public offering price of its Registrable Securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, that, in any such case, (A) no such holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered by it pursuant to such registration statement and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e) The Company and each Holder participating in an underwritten offering shall agree to modified indemnity and contribution agreements to the extent reasonably requested by the managing underwriter in such offering.

10. Changes in Capital Stock. If, and as often as, there is any change in the capital stock of the Company by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the capital stock as so changed.

11. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, at all times after ninety (90) days after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144(c) under the Securities Act;

(b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) furnish to each holder of Registrable Securities forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration.

12. Event of Election. In the event that the Company fails to fulfill its registration responsibilities pursuant to Sections 3, 4 or 5 of this Agreement, the Holders shall have all rights and remedies available to them at law or equity.

13. Representations and Warranties of the Company. The Company represents and warrants to the Holders as follows:

(a) The execution, delivery and performance of this Agreement by the Company have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the charter or By-laws

of the Company or any provision of any indenture, agreement or other instrument to which it or any or its properties or assets is bound, conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company or its subsidiaries.

(b) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

14. Assignment of Registration Rights. The rights to cause or have the Company register Registrable Securities pursuant to this Agreement may be assigned by the Holders to: (i) any partner, retired partner or affiliated fund of any Holder which is a partnership; (ii) any member or former member of any Holder which is a limited liability company; (iii) any family member or trust for the benefit of any individual Holder; (iv) in the case of The Quercus Trust, any beneficiary or donee of The Quercus Trust; or (v) any transferee that satisfies the criteria to be a Major Investor (as such term is defined in that certain Investors' Rights Agreement dated as of the date hereof); provided, that: (a) if the transferee is a Common Holder, there is transferred to such transferee not less than 100,000 shares of Registrable Securities, appropriately adjusted for any stock splits, stock dividends, reverse splits and similar events; (b) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, and such transferee shall agree to be subject to all the restrictions set forth in this Agreement; and (c) an opinion of counsel is provided by the Holder, satisfactory to the Company, to the effect that such disposition will not require registration of such applicable Shares or Registrable Securities under the Securities Act. The term "Holders" as used in this Agreement shall include such transferees or permitted assignees.

15. Miscellaneous.

(a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including without limitation transferees of any Registrable Securities), whether so expressed or not.

(b) All notices, requests, consents and other communications hereunder shall be in writing and shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by telecopier or telex, addressed (i) if to the Company, at Colorep, Inc. 9119 Milliken Avenue, Rancho Cucamonga, CA 91730, facsimile: (909) 484-6966, Attention: Secretary, with a copy to (which shall not constitute notice) K&L Gates, LLP, Attn: Shoshannah D. Katz, Esq., 10100 Santa Monica Blvd., 7th Floor, Los Angeles, CA 90067; (ii) if to Holders, at the address of such party as set forth beneath such party's signature to the signature page (in the case of Holders in the offering under the Purchase Agreement); (iii) if to a Placement Agent, at the address provided by such Placement Agent, and (iv) if to any subsequent holder of Registrable Securities, to it at such address as may have been furnished to the Company in writing by such holder; or, in any case, at such other address or addresses as shall have been furnished in writing to the Company (in the case of a holder of Registrable Securities)

or to the holders of Registrable Securities (in the case of the Company) in accordance with the provisions of this paragraph.

(c) Upon the execution of this Agreement by the Company, the Preferred Holders and holders of a majority of the Registrable Securities subject to the Prior Rights Agreement, the Prior Rights Agreement shall be terminated and superseded entirely by this Agreement.

(d) This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts entered into and to be performed wholly within said State.

(e) Any judicial proceeding brought against any of the parties to this Agreement on any dispute arising out of this Agreement or any matter related hereto shall be brought in the courts of the State of California and County of Los Angeles or in the United States District Court for the Central District of California and, by execution and delivery of this Agreement, each of the parties hereto accepts for itself and himself the process in any such action or proceeding by the mailing of copies of such process to it or him, at its or his address as set forth in Section 15(b) and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. Each party hereto irrevocably waives to the fullest extent permitted by law any objection that it or he may now or hereafter have to the laying of the venue of any judicial proceeding brought in such courts and any claim that any such judicial proceeding has been brought in an inconvenient forum. The foregoing consent to jurisdiction shall not constitute general consent to service of process in the State of California for any purpose except as provided about and shall not be deemed to confer rights on any person other than the respective parties to this Agreement.

(f) Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the holders holding not less than a majority of the Registrable Securities. Any such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each holder and each future holder of all such securities of holder. Each holder acknowledges that by the operation of this paragraph, the holders of not less than a majority of the Registrable Securities (together with the Company) will have the right and power to diminish or eliminate all rights of such holder under this Agreement.

(g) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof. No waiver shall be effective unless and until it is in writing and signed by the party granting the waiver.

(h) This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(i) The Company shall not grant to any third party other than the Placement Agent any registration rights more favorable than or inconsistent with any of those contained herein, so long as any of the registration rights under this Agreement remains in effect.

(j) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

COLOREP, INC.

By: ______________________________
Larry Levy, Chief Executive Officer

By: ______________________________
Jeff Boshears, Chief Financial Officer

SERIES A HOLDER:

THE QUERCUS TRUST

By:______________________________
David Gelbaum, Trustee

1835 Newport Boulevard
A109 - PMB 467
Costa Mesa, CA 92627
Fax No.: (949) 631-2325

SERIES B HOLDER:

THE QUERCUS TRUST

By:______________________________
David Gelbaum, Trustee

1835 Newport Boulevard
A109 - PMB 467
Costa Mesa, CA 92627
Fax No.: (949) 631-2325

SERIES C HOLDER:

CARTHEW BAY TECHNOLOGIES, INC.

By:______________________________
Michael Liik, President and CEO

Brookfield Place, 181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7
Fax No.: [____________]

<u>**EXHIBIT A**</u>

Plan of Distribution

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

- broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

- a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares

of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.